Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.,

LANZA ACQUISITION CO.

and

HERLEY INDUSTRIES, INC.

dated as of February 7, 2011

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5.8	Offer Documents; Schedule 14D-9; Proxy Statement	28

5.9	Taxes	28

5.10	Employee Benefit Plans	30

5.11	Labor Matters	31

5.12	Environmental Laws and Regulations	32

5.13	Property and Assets	33

5.14	No Undisclosed Liabilities	34

5.15	Intellectual Property	34

5.16	Compliance with Laws and Orders	34

5.17	Export and Import Controls	35

5.18	Company Contracts	35

5.19	Permits	37

5.20	Insurance	38

5.21	Certain Transactions	38

5.22	Absence of Certain Payments	38

5.23	Brokers and Finders	38

5.24	Opinion of Financial Advisor	38

5.25	Takeover Provisions	38

5.26	No Other Representations or Warranties	39

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	39

6.1	Corporate Organization and Qualification	39

6.2	Authorization; Valid and Binding Agreement	39

6.3	Consents and Approvals; No Violation	40

6.4	Litigation	41

6.5	Offer Documents; Proxy Statement	41

6.6	Suspension and Disbarment	41

6.7	Investigation by Parent and Merger Sub	41

6.8	Sufficient Funds; Financing	42

6.9	Brokers and Finders	43

6.10	Share Ownership; Interested Stockholder	43

6.11	Solvency	43

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6.12	Certain Arrangements	44

ARTICLE VII	COVENANTS AND AGREEMENTS	44

7.1	Conduct of Business	44

7.2	No Solicitation of Transactions	47

7.3	Stockholders Meeting	51

7.4	Proxy Statement	51

7.5	Company Board Representation; Section 14(f)	52

7.6	Efforts to Complete Transactions	54

7.7	Access to Information; Confidentiality	56

7.8	Publicity	57

7.9	Indemnification of Directors and Officers	57

7.10	Employee Matters	60

7.11	Certain Notifications	61

7.12	Further Assurances	62

7.13	Takeover Laws	62

7.14	Section 16 Matters	62

7.15	Voting Shares	62

7.16	Company Compensation Arrangements	62

7.17	No Control of the Company’s Business	63

7.18	Parent’s Financing	63

ARTICLE VIII	CONDITIONS TO CONSUMMATION OF THE MERGER	65

8.1	Conditions to the Merger	65

ARTICLE IX	TERMINATION; WAIVER	65

9.1	Termination by Mutual Consent	65

9.2	Termination by Either Parent or the Company	65

9.3	Termination by Parent	66

9.4	Termination by the Company	66

9.5	Effect of Termination	67

9.6	Extension; Waiver	69

ARTICLE X	MISCELLANEOUS	69

10.1	Payment of Expenses	69

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10.2	Non-Survival of Representations, Warranties, Covenants and Agreements; Survival of Confidentiality	69

10.3	Modification or Amendment	70

10.4	Waiver	70

10.5	Counterparts	70

10.6	Governing Law	70

10.7	Jurisdiction; Enforcement; Waiver of Jury Trial	70

10.8	Notices	72

10.9	Entire Agreement; Assignment	73

10.10	Parties in Interest	74

10.11	Severability	74

10.12	Disclosure Schedules	74

10.13	Parent Guarantee	75

10.14	Return of Exclusivity Payment	75

10.15	Certain Interpretations	75

Annex A: Conditions to the Offer

Exhibit A: Certificate of Incorporation of the Surviving Corporation

Exhibit B: Bylaws of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 7, 2011, is entered into by and among Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”), Lanza Acquisition Co., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Herley Industries, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Merger Sub is a wholly owned subsidiary of Acquisition Co. Lanza Parent (“Holdco”), a Delaware corporation and a wholly owned subsidiary of Parent;

WHEREAS, in furtherance of the acquisition of the Company by Parent, on the terms and subject to the conditions set forth herein, it is proposed that Merger Sub commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) a tender offer (the “Offer”) to purchase all issued and outstanding shares of Company Common Stock, at a price of $19.00 per share, net to the seller in cash, without interest (such price per share, or any higher price per share as may be paid by Merger Sub pursuant to the terms of the Offer in accordance with this Agreement, the “Offer Price”);

WHEREAS, following the consummation of the Offer, Merger Sub will merge with and into the Company with the Company surviving as a wholly owned Subsidiary of Holdco (the “Merger”), and each share of Company Common Stock that is not tendered and accepted pursuant to the Offer (other than shares held in the treasury of the Company or owned, directly or indirectly, by Merger Sub, Holdco, Parent or any Subsidiary of Parent or the Company or any Subsidiary of the Company immediately prior to the Effective Time, and other than Dissenting Shares) will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held prior to the execution of this Agreement at which all directors of the Company were present, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) directed that the adoption of this Agreement be submitted to the Stockholders Meeting (unless the Merger is consummated in accordance with Section 253 of the DGCL) and (iv) resolved to recommend that the holders of

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shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, and that the holders of shares of Company Common Stock adopt this Agreement to the extent required by applicable Law in connection with the Merger (the “Company Board Recommendation”), which actions and resolutions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way;

WHEREAS, all of the Disinterested Directors (as defined in Article 7 of the Company Certificate) of the Company have approved this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, in accordance with Article 7 of the Company Certificate;

WHEREAS, the Board of Directors of Merger Sub has approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Board of Directors of Parent has (i) approved and declared it advisable for Parent to enter into this Agreement and consummate the transactions contemplated hereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein, and (ii) caused Holdco, in its capacity as the sole stockholder of Merger Sub, to vote in favor of the adoption of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1	Certain Definitions.

(a) As used herein:

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Board Recommendation Change” means either of the following, as the context may indicate: (i) any failure by the Company Board or any committee of the Company Board (a “Committee”) to make, or any withdrawal or modification in a manner adverse to Parent of, the Company Board Recommendation (or any public proposal or resolution to do so); (ii) the Company Board or a Committee approving, recommending, endorsing or resolving to approve, recommend or endorse an Acquisition Proposal or recommending against the adoption of this Agreement by the stockholders of the Company; (iii) any failure to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10

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Business Days after the commencement of such Acquisition Proposal; or (iv) any failure to include the Company Board Recommendation in the Proxy Statement.

“Business Day” means a day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means the common stock, par value $0.10 per share, of the Company.

“Company Material Adverse Effect” shall mean any fact, circumstance, event, change, effect, occurrence, violation or inaccuracy that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, occurrences, violations or inaccuracies has or would be reasonably expected to have a material adverse effect on (a) the financial condition, business, results of operations, capitalization, assets, liabilities or financial performance of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement or (c) Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that none of the following, and no effect arising out of or resulting from the following, shall be deemed to be a Company Material Adverse Effect and shall not be considered in determining whether there has occurred, or may, would or could occur, a Company Material Adverse Effect: (i) any changes, events, occurrences or conditions generally affecting the economy, political climate or the credit, financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, (ii) changes, events, occurrences or effects arising out of, resulting from or attributable to acts of terrorism or war (whether or not declared), or any escalation or worsening of such acts of terrorism or war (whether or not declared), pandemics, earthquakes, hurricanes, tornados or other natural disaster occurring in the United States or elsewhere in the world, (iii) changes , events, occurrences or effects arising out of, resulting from or attributable to changes or prospective changes in Law, GAAP or other accounting standards, regulations or principles or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or changes or prospective changes in regulatory or political conditions, (iv) any changes, events, occurrences or conditions (or changes in such conditions) affecting the industries or markets in which the Company or any of its Subsidiaries is involved, (v) changes as a result of any action or failure to take action, in each case, consented to or requested by Parent, (vi) events primarily attributable to the announcement or performance of this Agreement or the consummation of the transactions contemplated hereby or the pendency of the Offer or the Merger (including the loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination, reduction (or potential reduction) or any other negative effect (or potential negative effect) on the Company’s relationships or agreements with any of its customers, suppliers, distributors or other business partners, (vii) events primarily attributable to the taking of any action by the Company or its Subsidiaries if that action is contemplated or required by, this Agreement, or with Parent’s or Merger Sub’s consent, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, or the consummation of the transactions contemplated hereby, (viii) in and of itself, a decline in the market price, or a change in the

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trading volume, of the Company Common Stock, (ix) any change in the Company’s credit ratings, (x) in and of itself, any failure by the Company to meet any published estimates, projections, predictions, or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations including any budgets, plans or forecasts previously made available to Parent, (xi) effects arising out of or relating to any matters disclosed on the Company Disclosure Schedule, or (xii) effects arising out of or related to any legal proceedings commenced by or involving any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the transactions contemplated hereby, which, based on the underlying merits of such legal proceedings, are not reasonably expected to result in an award of material damages or injunctive relief against the Company or its directors; provided, however, that, any fact, circumstance, event, change or occurrence referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur to the extent (but only to the extent) that such fact, circumstance, event, change, occurrence, violation or inaccuracy has had, or would reasonably be expected to have, a materially disproportionate impact on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries are involved (in which event the extent of such material adverse change may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“Company Option” means each option to purchase shares of Company Common Stock that is outstanding immediately prior to the Effective Time, whether or not exercisable or vested, but excluding the Top-Up Option.

“Company Permitted Liens” means (i) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, and other like Liens arising in the ordinary course of business, and deposits to obtain the release of such Liens, (ii) Liens imposed by applicable Law for (A) Taxes not yet due and payable or (B) Taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, (iii) Liens disclosed on the Company Balance Sheet or the notes thereto, (iv) Liens under or in connection with building and zoning laws, codes, ordinances, and state and federal regulations governing the use of land, (v) security interests granted pursuant to the Company Revolving Credit Facility and (vi) any Liens that would not have a Company Material Adverse Effect.

“Company Revolving Credit Facility” means the Revolving Credit Loan Agreement, dated April 30, 2007, by and among the Company and Manufacturers and Traders Trust Company, as amended.

“Competition Laws” means (i) the HSR Act; and (ii) non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other non-U.S. laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade, if the failure to obtain any consent

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or approval required under such laws would be reasonably expected to have a Company Material Adverse Effect.

“Contract” shall mean any legally binding written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature.

“Employee Benefit Plan” means (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of its Subsidiaries or ERISA Affiliates sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries or ERISA Affiliates could reasonably be expected to have any liability or with respect to which the Company or its Subsidiaries or ERISA Affiliates had any liability during the prior six (6) years; and (ii) each other employee benefit plan, program or arrangement, whether written or unwritten, including without limitation, any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement, for any current or former employee or director of, or other service provider to, the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries presently sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability. Notwithstanding the foregoing, “Employee Benefit Plan” shall not include any Foreign Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exclusivity Payment” means that certain payment of $2 million made by Parent to the Company pursuant to that certain Exclusivity Agreement, dated January 19, 2011, between Parent and the Company.

“Fully-Diluted Basis” means as of any time, the number of shares of Company Common Stock outstanding, together with all shares of Company Common Stock (if any) that the Company would be required to issue pursuant to the exercise or conversion of any Company Options and all warrants and other rights to acquire, or securities convertible into, or exchangeable for, Company Common Stock, that are outstanding immediately prior to the Offer Closing.

“GAAP” means U.S. generally accepted accounting principles.

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“Governmental Entity” means any governmental entity including any U.S. federal, state or local, or foreign government, or any legislature, or governmental subdivision, department, agency, regulatory or administrative body (including a national securities exchange or other such regulatory body), board, commission, court, tribunal or other instrumentality.

“In-The-Money Company Option” shall mean each Company Option that has a per share exercise price that is less than the Offer Price.

“Intellectual Property” means all intellectual property rights of any kind or nature throughout the world, including all (i) trademarks, service marks, brand names, certification marks, logos, trade dress, trade names, and corporate names, Internet domain names, designs, slogans, other indications of origin and general intangibles of like nature, including all goodwill, common law rights, registrations and applications related to the foregoing, (ii) copyrights and mask works, including, without limitation, all registrations and applications related to the foregoing, (iii) patents, patent applications and industrial designs (and the inventions embodied by the foregoing), including, without limitation, all continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications related to the foregoing, (iv) computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including technical and functional specifications, user manuals and training and support materials, related to any of the foregoing, (v) trade secrets, customer data, technology, know-how, proprietary processes, formulas, algorithms, models and methodologies and (vi) any other intellectual property rights of any kind or nature.

“Knowledge of the Company” shall mean the actual current knowledge of those individuals set forth on Section 1.1 of the Company Disclosure Schedule.

“Knowledge of Parent” shall mean the actual current knowledge of those individuals set forth on Section 1.1 of the Parent Disclosure Schedule.

“NASDAQ” means the Nasdaq Global Select Market.

“Necessary Consent” shall mean any approval, consent, ratification, permission, waiver or authorization of any Governmental Entity required to be obtained, made or given in connection with the Offer or the Merger and the other transactions contemplated by this Agreement, if the failure to obtain such consent would be reasonably expected to have a Company Material Adverse Effect.

“NYSE” means the New York Stock Exchange.

“Out-Of-The-Money Company Option” shall mean each Company Option that has a per share exercise price that is equal to or greater than the Offer Price.

“Organizational Conflicts of Interest” shall have the meaning ascribed thereto in Section 9.501 of the Federal Acquisition Regulations (FAR) and related agency supplements including but not limited to the Defense Federal Acquisition Regulation Supplement.

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“Parent Common Stock” shall mean the Common Stock, $0.001 par value per share, of Parent.

“Parent Material Adverse Effect” shall mean any change, effect, event, occurrence, violation, inaccuracy, state of facts or development which, individually or in the aggregate, prevents or materially impedes, interferes with, hinders or delays the consummation by Parent or Merger Sub of the Offer, the Merger or the other transactions contemplated by this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any party, any Person of which (i) such party or any Subsidiary of such party owns at least fifty percent (50%) of the outstanding equity or voting securities or interests of such Person or (ii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such Person.

“Tax” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liabilities of any other Person) imposed by any Taxing Authority, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.

“Taxing Authority” means any federal, state, local or foreign government authority responsible for the assessment, determination, collection or imposition of any Tax (including the U.S. Internal Revenue Service).

“Tax Return” means any and all returns, reports or similar filings (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Acceptable Confidentiality Agreement	7.2(b)
Acceptance Date	2.1(c)
Acquisition Proposal	7.2(g)(i)

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Agreement	Preamble
Alternative Transaction	9.5(c)
Certificate of Merger	3.4
Closing	3.3
Closing Date	3.3
Committee	1.1(a)
Commitment Letter	6.8(c)
Company	Preamble
Company Balance Sheet	5.13(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	5.1
Company Capital Stock	5.2(a)
Company Certificate	5.1
Company Contracts	5.18(a)
Company Disclosure Schedule	ARTICLE V
Company Government Contract	5.18(c)
Company Government Subcontract	5.18(c)
Company Permits	5.19
Company Real Property	5.13(a)
Company Real Property Leases	5.13(c)
Company Restricted Stock	4.3(c)
Company SEC Documents	5.5(a)
Company Stockholder Approval	5.4(b)
Confidentiality Agreement	7.7(d)
Continuing Directors	7.5(c)
Continuing Employees	7.10(a)
Control Time	7.1
D&O Policies	7.9(c)
D&O Tail Period	7.9(c)
DGCL	3.2
Dissenting Shares	4.1(d)
Effective Time	3.4
Environmental Law	5.12(f)(i)
Environmental Permits	5.12(f)(ii)
Exchange Fund	4.2(a)
Excluded Shares	4.1(b)
Expiration Date	2.1(b)
Foreign Plan	5.10(i)
Holdco	Recitals
HSR Act	5.4(a)(ii)
Indebtedness	7.1(l)
Indemnified Parties	7.9(a)
Intervening Event	7.2(e)(ii)
ITAR	5.17(a)
Law	5.16(a)

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Letter of Transmittal	4.2(b)
Lenders	6.8(c)
Liens	5.2(e)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
Minimum Condition	Annex A
New Financing Conditions	7.18(c)
Offer	Recitals
Offer Closing	2.1(c)
Offer Documents	2.1(d)
Offer Price	Recitals
Offer to Purchase	2.1(d)
Offer to Purchase	2.1(d)
Option Exchange Ratio	4.3(b)
Order	5.16(a)
Parent	Preamble
Parent Disclosure Schedule	ARTICLE VI
Parent Representatives	7.7(a)
Paying Agent	4.2(a)
Paying Agent Agreement	4.2(a)
Permits	5.4(a)(ii)
Proxy Statement	5.8
Representatives	7.2(a)
Required Foreign Plan	5.10(a)
Restraint	8.1(b)
Schedule 14D-9	2.2(a)
Schedule TO	2.1(d)
SEC Staff	2.1(b)
Short-Form Merger	3.9
Solvent	6.11
Stockholders Meeting	7.3(a)
Superior Proposal	7.2(g)(ii)
Surviving Corporation	3.1
Tender Offer Conditions	2.1(a)
Termination Date	9.2(a)
Termination Fee	9.5(c)
The Encouragement Law	5.9(g)
Third Party	7.2(a)
Top-Up Option	2.3(a)
Top-Up Option Shares	2.3(a)

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ARTICLE II

THE OFFER

2.1	The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article IX and none of the events set forth in paragraphs (i), (ii), (iii), (iv) and (v) of Annex A hereto shall have occurred, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as practicable following the date hereof and in any event within thirteen (13) Business Days after the date hereof. The obligation of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment shares of Company Common Stock validly tendered pursuant to the Offer and to pay the Offer Price for each such tendered and not subsequently withdrawn share shall be subject only to the satisfaction or waiver by Parent or Merger Sub of the conditions set forth in Annex A (such conditions, as they may be amended in accordance with this Agreement, the “Tender Offer Conditions”). Parent on behalf of Merger Sub expressly reserves the right from time to time, subject to Section 2.1(b), to waive in whole or in part any such condition, to increase the Offer Price payable in the Offer, and to make any other changes to the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, Merger Sub shall not (i) amend or waive satisfaction of the Minimum Condition (as defined in Annex A), (ii) change the form of consideration to be paid pursuant to the Offer, (iii) decrease the Offer Price payable in the Offer, (iv) decrease the number of shares of Company Common Stock sought to be purchased in the Offer, (v) impose conditions to the Offer that are in addition to those set forth in Annex A hereto, (vi) make any change in the Offer that would require an extension or delay of the then current Expiration Date; provided, however, that this clause (vi) shall not limit the ability of Parent or Merger Sub to extend the Expiration Date as required by Section 2.1(b); (vii) amend or modify the Tender Offer Conditions (other than to waive such Tender Offer Conditions, except for the Minimum Condition), or (viii) amend or modify any other term of the Offer in any manner materially adverse to the holders of shares of Company Common Stock in their capacities as holders of shares of Company Common Stock.

(b) The initial expiration date of the Offer shall be the twentieth (20th) Business Day after the date that the Offer is commenced (determined pursuant to Rule 14d-1(g)(3) and Rule 14d-2 under the Exchange Act) (such date, or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this Agreement, the “Expiration Date”). Merger Sub shall not terminate or withdraw the Offer other than in connection with the effective termination of this Agreement in accordance with Article IX hereof. Notwithstanding the foregoing, unless this Agreement is terminated in accordance with Article IX hereof, Merger Sub shall, and Parent shall cause Merger Sub to, (i) extend the Expiration Date if, on any then scheduled Expiration Date, any of the Tender Offer Conditions is not satisfied or waived by Merger Sub, for such periods of up to five (5) Business Days at a time (or such other longer period as shall be consented to in writing by the Company) as Merger Sub may deem reasonably necessary, but, except as required by any applicable Law, rule, regulation, interpretation or position of the

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NASDAQ, the SEC or the staff of the SEC (the “SEC Staff”) applicable to the Offer (including in connection with an increase in the Offer Price), in no event may the Expiration Date be extended pursuant to this clause (i) to a date later than the Termination Date and (ii) extend the Expiration Date for any period required by any applicable Law, rule, regulation, interpretation or position of the NASDAQ, the SEC or the SEC Staff applicable to the Offer, including in connection with an increase in the Offer Price. Except as expressly provided in this Section 2.1(b), Merger Sub shall not extend the Offer if all of the Tender Offer Conditions are satisfied or waived and it is permitted under applicable Law to accept for payment and pay for validly tendered shares of Company Common Stock that are not validly withdrawn. Nothing in this Section 2.1(b) shall affect any termination rights contained in Article IX hereof.

(c) Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the Tender Offer Conditions, Merger Sub shall, and Parent shall cause it to, (i) promptly after the Expiration Date, accept for payment and pay for (after giving effect to any required withholding Tax pursuant to Section 2.1(e)) all shares of Company Common Stock that have been validly tendered and not properly withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date”), which acceptance shall be by written notice to the Paying Agent, (ii) promptly after the Acceptance Date, but no later than the close of business, New York City time, on the third Business Day thereafter, deposit or cause to be deposited with the Paying Agent, cash in U.S. dollars sufficient to pay the aggregate Offer Price for such accepted shares of Company Common Stock, and (iii) as soon as practicable following such deposit, cause the Paying Agent to pay for all shares of Company Common Stock so accepted for payment. In the event that the Acceptance Date occurs, but the number of shares of Company Common Stock that have been validly tendered and not properly withdrawn in the Offer, together with any shares of Company Common Stock then owned by Parent, assuming exercise of the Top-Up Option in full, is less than ninety percent (90%) of the outstanding shares of Company Common Stock on a fully diluted basis, Merger Sub may, in its sole discretion, commence a “subsequent offering period” (in accordance with Rule 14d-11 promulgated under the Exchange Act) for a number of days to be determined by Parent but not less than three (3) nor more than twenty (20) Business Days to acquire additional outstanding shares of Company Common Stock. If Merger Sub shall commence a subsequent offering period in connection with the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for (after giving effect to any required withholding Tax) all additional shares of Company Common Stock validly tendered during such subsequent offering period. Parent shall provide or cause to be provided to Merger Sub on a timely basis the consideration necessary to pay for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement. Acceptance for payment of shares of Company Common Stock pursuant to and subject to the Tender Offer Conditions is referred to in this Agreement as the “Offer Closing.”

(d) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, including the exhibits thereto, the “Schedule TO”) with respect to the Offer, which shall contain or shall incorporate by reference an

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offer to purchase (the “Offer to Purchase”) and forms of the related letter of transmittal and forms of notice of guaranteed delivery and any related summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”), and cause the Offer Documents to be disseminated to holders of shares of Company Common Stock as and to the extent required by applicable Law. The Offer Documents shall comply in all material respects with the requirements under applicable Law. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, agrees to correct promptly any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable Law. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company that is required or reasonably requested by Parent or Merger Sub in connection with the obligations relating to the Offer Documents contained in this Section 2.1(d). Parent and Merger Sub shall give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to such documents (or amendments or supplements thereto) being filed with the SEC or disseminated to holders of shares of Company Common Stock. Parent and Merger Sub shall provide the Company and its counsel with any comments or communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from the SEC or the SEC Staff with respect to the Offer Documents promptly after the receipt of such comments or communications and shall provide the Company and its counsel with a reasonable opportunity to participate in the response of Parent or Merger Sub to such comments or communications. Parent and Merger Sub shall give reasonable and good faith consideration to suggestions of the Company or its counsel in response to such comments or communications. In the event that Parent or Merger Sub receives any comments from the SEC or the SEC Staff with respect to the Offer Documents, each shall use commercially reasonable efforts to respond promptly to such comments and take all other actions necessary to resolve the issues raised therein.

(e) Parent, Merger Sub or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Company Common Stock such amounts as Parent, Merger Sub or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over by Parent, Merger Sub or the Paying Agent to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent, Merger Sub or the Paying Agent.

2.2	Company Action.

(a) On the date of commencement of the Offer, the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, including the exhibits thereto the “Schedule 14D-9”),

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containing, subject to Section 7.2, the Company Board Recommendation, and shall disseminate the Schedule 14D-9 as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable Law. The Schedule 14D-9 shall comply in all material respects with the requirements under applicable Law. Each of the Company, Parent and Merger Sub agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable Law. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to such document being filed with the SEC or disseminated to holders of shares of Company Common Stock. The Company shall provide Parent and its counsel with any comments or communications, written or oral, that the Company or its counsel may receive from the SEC or the SEC Staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or communications and shall provide Parent and its counsel with a reasonable opportunity to participate in the response of the Company to such comments. The Company shall give reasonable and good faith consideration to suggestions of Parent or its counsel in response to such comments or communications. In the event that the Company receives any comments from the SEC or the SEC Staff with respect to the Schedule 14D-9, it shall use commercially reasonable efforts to respond promptly to such comments and take all other actions necessary to resolve the issues raised therein.

(b) As promptly as practicable after the date hereof, and in any event within four (4) Business Days, the Company shall instruct its transfer agent to furnish Parent and Merger Sub with mailing labels containing the names and addresses of all record holders of shares of Company Common Stock and with security position listings of shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of shares of Company Common Stock. The Company shall instruct its transfer agent to furnish Parent and Merger Sub with such additional available information, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of shares of Company Common Stock, as Parent or Merger Sub may reasonably request. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, such information and materials shall be deemed “confidential information” under the Confidentiality Agreement. The information contained in such labels, listings and files shall be treated and held in confidence by Parent and Merger Sub in accordance with the immediately preceding sentence and shall be used only in connection with the transactions contemplated by this Agreement, and, if this Agreement shall be terminated in accordance with Article IX, Parent and Merger Sub shall deliver to the Company all copies of such information then in their possession.

2.3	Top-Up Option.

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(a) The Company hereby grants to Merger Sub an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase (for cash or a note payable), that number (but not less than that number) of shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lesser of (i) the lowest number of shares that, when added to the number of shares owned by Parent or Merger Sub at the time of such exercise, will constitute one share more than ninety percent (90%) of the total shares of Company Common Stock then outstanding on a Fully-Diluted Basis (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price, and (ii) the aggregate number of shares held as treasury shares by the Company and the number of shares that the Company is authorized to issue under its certificate of incorporation but which (A) are not issued and outstanding, (B) are not reserved for issuance pursuant to the Company Stock Plans and (C) are issuable without the approval of the Company’s stockholders.

(b) The Top-Up Option shall be exercisable only once, in whole and not in part, on or prior to the fifth (5th) Business Day after the purchase of and payment for shares of Company Common Stock pursuant to the Offer by Merger Sub, or if any subsequent offering period is provided, during the five (5)-Business Day period following the expiration date of such subsequent offering period, and only if Merger Sub shall beneficially own as of such time at least a majority of the outstanding shares of Company Common Stock. Merger Sub will, concurrently with the exercise of the Top-Up Option, give written notice to the Company that as promptly as practicable following such exercise, Merger Sub intends to (and Merger Sub will, and Parent will cause Merger Sub to, as promptly as practicable after such exercise) consummate the Merger in accordance with Section 253 of the DGCL as contemplated by Section 3.9. The Top-Up Option shall not be exercisable, and the Company shall not be obligated to deliver the Top-Up Option Shares, if (i) the number of shares of Company Common Stock issuable pursuant to the Top-Up Option exceeds the number of authorized shares of Company Common Stock available for issuance and not otherwise reserved for issuance for outstanding Company Options or other obligations of the Company, (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Option Shares are prohibited by any applicable Law, (iii) any judgment, injunction, order or decree shall be in effect prohibiting the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise (excluding any rule or regulation of the NASDAQ), (iv) immediately upon exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, the number of shares of Company Common Stock owned, directly or indirectly, by Parent and Merger Sub (excluding shares of Company Common Stock tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the time of exercise of the Top-Up Option) does not constitute one share more than ninety percent (90%) of the number of shares of Company Common Stock that will be outstanding on a fully diluted basis immediately after the issuance of the Top-Up Option Shares, (v) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would require approval by the Company’s stockholders under applicable Law (other than pursuant to the rules and regulations of the NASDAQ) or (vi) Merger Sub has not accepted for payment all shares of Company Common Stock validly tendered in the Offer and not properly withdrawn and has not deposited or caused to be deposited with the Paying Agent cash sufficient to pay the aggregate Offer Price for all accepted shares of Company Common Stock. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all

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applicable Laws (other than pursuant to the rules and regulations of the NASDAQ), including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act. The Top-Up Option shall terminate upon the earlier to occur of (i) the Effective Time and (ii) termination of this Agreement in accordance with Article IX.

(c) In the event that Merger Sub wishes to exercise the Top-Up Option in accordance with this Section 2.3, Merger Sub shall give the Company prior written notice specifying in such notice: (i) the number of Shares that Merger Sub intends to purchase pursuant to the Top-Up Option; (ii) the manner in which Parent or Merger Sub intends to pay the applicable exercise price; and (iii) the place and time at which the closing of the purchase of such Top-Up Option Shares by Merger Sub is to take place, with the time for the closing being not more than five (5) Business Days after the exercise of the Top-Up Option. The Company shall, as soon as practicable following receipt of such notice, notify Merger Sub of the number of shares of Company Common Stock then outstanding, the number of shares of Company Common Stock then outstanding on a Fully-Diluted Basis and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Merger Sub shall pay the Company the aggregate purchase price payable for the Top-Up Option Shares pursuant to this Section 2.3, and the Company shall cause to be issued to Merger Sub a certificate (or evidence of shares in book-entry form) representing the Top-Up Option Shares. The aggregate purchase price payable for the Top-Up Option Shares may be paid either (i) entirely in cash or (ii) at the election of Merger Sub or Parent, by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Option Shares and by Merger Sub executing and delivering to the Company a full recourse promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. Any such promissory note shall bear interest at the rate of five percent (5%) per annum, shall mature on the first (1st) anniversary of the date of execution and delivery of such promissory note and may be prepaid at any time and from time to time, in whole or in part, without premium or penalty. Merger Sub’s obligations under any such promissory note shall be guaranteed by Parent. Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement shall not be assigned by Merger Sub except to any direct or indirect wholly owned Subsidiary of Parent. Any attempted assignment in violation of this Section 2.3(c) shall be null and void.

(d) Each of Parent and Merger Sub acknowledges that the Top-Up Option Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Merger Sub represents and warrants to the Company that Merger Sub is, and will be upon the exercise of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Each of Parent and Merger Sub represents, warrants and agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act). Any certificates evidencing Top-Up Option Shares shall include any legends required by applicable securities Laws.

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(e) Any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 4.1(d).

ARTICLE III

THE MERGER

3.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the Laws of the State of Delaware and (c) the separate corporate existence of the Company shall continue unaffected by the Merger. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers, immunities and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Merger Sub and the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

3.2 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Delaware General Corporation Law (“DGCL”).

3.3 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Blank Rome LLP, One Logan Square, Philadelphia, PA 19103, on the third (3rd) Business Day following the date on which the last of the conditions set forth in Article VIII hereof shall be fulfilled or waived (to the extent permitted by applicable Law) in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of those conditions) or (b) at such other place, time and date as Parent and the Company may mutually agree in writing; provided, however, that if, as of or immediately following the Acceptance Date, the expiration of any “subsequent offering period” pursuant to Section 2.1(c) or the purchase of the Top-Up Option Shares, Parent determines, in consultation with the Company, that a Short-Form Merger is available pursuant to Section 253 of the DGCL, the Closing shall, subject to the satisfaction or waiver of the conditions set forth in Article VIII, occur no later than the second (2nd) Business Day immediately following the Acceptance Date, the expiration of such “subsequent offering period” or the closing of the purchase of the Top-Up Option Shares, as applicable. The date on which the Closing takes place is referred to herein as the “Closing Date.”

3.4 Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the Company and Merger Sub shall execute in the manner required by the DGCL and file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) in accordance with Section 251 of the DGCL (or to the extent provided in Section 3.9 hereof, Section 253 of the

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DGCL). The parties hereto shall take such other and further actions as may be required by applicable Law to make the Merger effective. The Merger shall become effective upon the filing of the Certificate of Merger or at such date and time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time that the Merger becomes effective being hereinafter referred to as the “Effective Time”).

3.5 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety in the Merger to read as set forth in Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation.

3.6 Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated in its entirety in the Merger to read as set forth in Exhibit B hereto, and, as so amended, shall be the bylaws of the Surviving Corporation.

3.7 Directors. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

3.8 Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

3.9 Merger Without Meeting of Stockholders. Notwithstanding anything in this Agreement to the contrary, but subject to Article VIII, if, as of immediately following the Acceptance Date, the expiration of any “subsequent offering period” pursuant to Section 2.1(c), the purchase, if applicable, of the Top-Up Option Shares, and, if necessary, the expiration of the period for guaranteed delivery of shares of Company Common Stock in the Offer, Parent or any direct or indirect Subsidiary of Parent, taken together, shall own at least ninety percent (90%) of the total outstanding shares of Company Common Stock, the parties shall, subject to Article VIII hereof, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL (such merger, a “Short-Form Merger”).

ARTICLE IV

MERGER CONSIDERATION;

CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

4.1	Merger Consideration; Conversion or Cancellation of Shares in the Merger.

(a) Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the

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holders of any shares of Company Capital Stock or the holders of any capital stock of Merger Sub, each issued and outstanding share of Company Common Stock (other than Excluded Shares (as defined in Section 4.1(b)) and Dissenting Shares (as defined in Section 4.1(d)) shall, by virtue of the Merger, be converted into the right to receive, pursuant to Section 4.2, upon the surrender of the certificates (or evidence of shares in book-entry form) representing Company Common Stock, cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon. As a result of the Merger, at the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of shares of Company Common Stock shall cease to have any rights with respect thereto, except an entitlement to receive the Merger Consideration payable in respect of such shares, all to be paid, without interest, in consideration therefor upon the surrender of such shares of Company Common Stock. Subject to Section 7.1(c), if prior to the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, and, in each such case, the record date for such transaction is between the date of this Agreement and the Effective Time, then any number or amount contained herein (including, without limitation, the Offer Price and the Merger Consideration) that is based upon the number of shares of Company Common Stock will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(b) Cancellation of Excluded Shares. At the Effective Time, each share of Company Common Stock issued and outstanding and owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent or held in the treasury of the Company or owned by any wholly owned Subsidiary of the Company immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall cease to be outstanding, and shall be automatically cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) Conversion of Merger Sub Capital Stock. At the Effective Time, each share of Merger Sub capital stock outstanding immediately prior to the Effective Time shall remain outstanding as one share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall thereafter constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation.

(d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively waived, withdrawn or lost his or her right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive

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the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Company shall serve prompt written notice to Parent of any demands for appraisal, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company in respect of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle or waive any failure to timely deliver a written demand with respect to, any such exercise of appraisal rights, or agree to do any of the foregoing.

4.2 Exchange of Stock Certificates. Certificates (or evidence of shares in book-entry form) representing shares of Company Common Stock shall be exchanged for the Merger Consideration in accordance with the following procedures:

(a) Prior to the Effective Time, Parent shall appoint a bank, trust company or transfer agent reasonably acceptable to the Company to act as paying agent under this Agreement (the “Paying Agent”) who shall serve pursuant to an agreement between Parent and the Paying Agent (the “Paying Agent Agreement”), a copy of which Paying Agent Agreement shall be provided to the Company and its counsel for its review and comment prior to its execution by Parent and the Paying Agent and which comments shall be given good faith consideration by Parent and its counsel. Prior to the Effective Time, Parent shall deliver, by wire transfer of immediately available funds, to an account designated in writing by the Paying Agent, in trust for the benefit of the holders of Company Common Stock, an amount in cash equal to the Merger Consideration multiplied by the number of shares of Company Common Stock to be converted in the Merger (the “Exchange Fund”).

(b) As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon delivery of the certificates to the Paying Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify, subject to the Company’s reasonable approval), together with instructions thereto. Upon (i) in the case of shares of Company Common Stock represented by a certificate, the surrender of such certificate for cancellation to the Paying Agent or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Paying Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such shares of Company Common Stock shall be entitled to receive (and the Paying Agent shall deliver) an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock to be converted.

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(c) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by a holder of Company Common Stock in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

(d) In no event shall the holder of any surrendered certificates (or evidence of shares in book-entry form) representing Company Common Stock be entitled to receive interest on any of the Merger Consideration.

(e) If the payment equal to the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered certificate (or evidence of shares in book-entry form) formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate (or evidence of shares in book-entry form) so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the certificate (or evidence of shares in book-entry form) surrendered, or shall have established to the satisfaction of the Paying Agent and Parent that such taxes either have been paid or are not applicable.

(f) At any time following the twelfth (12th) month after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of shares of Company Common Stock (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the certificates (or evidence of shares in book-entry form) held by them. Notwithstanding the foregoing, neither Parent, Merger Sub nor the Paying Agent shall be liable to any holder of shares of Company Common Stock for any Merger Consideration delivered in respect of such shares to a public official pursuant to any abandoned property, escheat or other similar law.

(g) If any certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond, in such amount as Parent or the Paying Agent may reasonably direct, as indemnity against any claim that may be made against it with respect to such certificate, Parent shall direct the Paying Agent to pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such certificate, as contemplated by this Article IV.

(h) The Paying Agent shall invest any of the funds deposited with the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper

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obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent or an affiliate of Parent as Parent directs; provided, however, that any net loss resulting from such investments shall be promptly reimbursed by Parent to the Exchange Fund upon demand by the Paying Agent. No investment of the Merger Consideration funds shall relieve Parent, the Surviving Corporation or the Paying Agent from making payments required by this Article IV. The Exchange Fund shall not be used for any purpose other than as set forth in Section 4.2(a).

(i) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Law.

4.3	Stock Options; Restricted Stock.

(a) The Company shall take all such action as may be required to fully vest each Company Option as of immediately prior to the Effective Time. If the holder so elects in writing, each In-The-Money Company Option shall be canceled at the Effective Time, in exchange for a payment by the Company, in cash, within five (5) Business Days of the Effective Time, equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of the In-The-Money Company Option, and (ii) the number of shares subject to the Company Option, less applicable withholdings. To the extent that a holder of an In-The-Money Company Option does not elect that a particular Company Option may be treated in the manner described in the prior sentence, that Company Option shall instead be treated as an “Out-Of-The-Money Company Option” for all purposes.

(b) At the Effective Time, all rights with respect to Company Common Stock under each Out-Of-The-Money Company Option shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Out-Of-The-Money Company Option in accordance with the terms and conditions (as in effect as of the date of this Agreement) of the stock option plan under which it was issued, as amended, if applicable, and the terms and conditions of the stock option agreement by which it is evidenced, as amended, if applicable. From and after the Effective Time, (i) each Out-Of-The-Money Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Out-Of-The-Money Company Option shall be equal to the number of shares of Company common stock subject to such Out-Of-

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The-Money Company Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounding down to the nearest whole share, (iii) the per share exercise price under each such Out-Of-The-Money Company Option shall be adjusted by dividing the per share exercise price under such Out-Of-The-Money Company Option by the Option Exchange Ratio and rounding up to the nearest cent, and (iv) any restriction on the exercise of any such Out-Of-The-Money Company Option shall continue in full force and effect and the term, exercisability, and other provisions of such Out-Of-The-Money Company Option shall otherwise remain unchanged; provided, however, that each Out-Of-The-Money Company Option assumed by Parent in accordance with this Section 4.3(b) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction effected subsequent to the Effective Time. The “Option Exchange Ratio” shall be equal to the fraction obtained by dividing the Offer Price by the average closing sales price for one share of Parent Common Stock on NASDAQ for the ten (10) trading-day period ending on the first business day immediately preceding the date hereof.

(c) Each restricted stock award granted under any compensation plan or arrangement of the Company and outstanding immediately prior to the Effective Time (“Company Restricted Stock”) shall be cancelled at the Effective Time in exchange for the Merger Consideration payable in respect of such stock.

(d) Prior to the Effective Time, the Company shall take all actions reasonably necessary to effect the measures contemplated by this Section 4.3, including but not limited to adoption of any plan amendments, offering to enter into the elections contemplated by Section 4.3(a), seeking Company Board approval and/or seeking any consents, and to ensure that, on and after the Effective Time, no holder of an In-The-Money Company Option or Company Restricted Stock has any further rights with respect thereto (other than to receive the payments provided for in this Section 4.3) and that no holder of an Out-Of-The-Money Company Option has any further rights with respect thereto (other than the rights provided for in this Section 4.3).

4.4 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Corporation, Parent and their respective agents shall be entitled to deduct and withhold from the Merger Consideration, or the amounts described in Section 4.3, otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any federal, state, local or foreign Tax Law. If the Paying Agent, the Surviving Corporation, Parent or any of their respective agents, as the case may be, so withholds amounts, and pays over such amounts to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which the Paying Agent, the Surviving Corporation, Parent or the agent, as the case may be, made such deduction and withholding.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents or on the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

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5.1 Corporate Organization and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and (to the extent applicable) in good standing under the Laws of its respective jurisdiction of organization or incorporation and is qualified and (to the extent applicable) in good standing to do business in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except where a failure to so qualify or be in good standing would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has the requisite corporate power and authority to own, lease or otherwise hold its properties and to conduct its business as it is now being conducted and to perform all of its respective obligations under the Company Contracts, except where failure to have such power and authority would not have a Company Material Adverse Effect. The Company has previously made available to Parent complete and correct copies of the Company’s amended and restated certificate of incorporation (the “Company Certificate”) and amended and restated bylaws (the “Company Bylaws”).

5.2	Capitalization.

(a) The authorized capital stock of the Company (the “Company Capital Stock”) consists of 20,000,000 shares of Company Common Stock. As of the date hereof, 14,060,404 shares of Company Common Stock were issued and outstanding (including 91,101 unvested shares of Company Restricted Stock). All outstanding shares of Company Common Stock and all outstanding shares of the capital stock of the Company’s Subsidiaries are, and all such shares that may be issued prior to the Effective Time will be if and when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. No shares of Company Common Stock are held in the treasury of the Company, no shares of Company Common Stock are held by Subsidiaries of the Company and no shares of Company Common Stock are reserved for issuance upon exercise of outstanding warrants of the Company.

(b)(i) As of the date hereof, 1,518,250 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options. Section 5.2(b)(i) of the Company Disclosure Schedule lists, as of the date hereof, all outstanding Company Options, the number of shares of Company Common Stock subject to each Company Option, the grant dates and exercise prices of each Company Option, the vesting schedule of each Company Option, the names of the holders thereof, the expiration date and an indication of the option or equity incentive plan, pursuant to which such Company Option was granted. Each Company Option was granted in accordance with the terms of the stock option plan applicable thereto. All outstanding Company Options were granted as non-qualified stock options.

(ii) As of the date hereof, 137,987 shares of Company Restricted Stock were issued and outstanding. Section 5.2(b)(ii) of the Company Disclosure Schedule lists, as of the date hereof, all outstanding shares of Company Restricted Stock, the grant dates of each award of Company Restricted Stock, the vesting schedule of each award of Company Restricted Stock, the names of the holders thereof and an indication of the option or equity incentive plan pursuant to which such Company Restricted Stock was granted. Each Company Restricted Stock was granted in accordance with the terms of the stock option plan applicable thereto.

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(iii) As of the date hereof, 1,100,013 shares of Company Common Stock are reserved for issuance as Company Options or Company Restricted Stock under the Company’s outstanding stock option plans.

(c) Except as set forth in this Section 5.2 or on the Company Disclosure Schedule (or as contemplated by Section 2.3 hereof), as of the date hereof, there are no outstanding options, warrants, stock appreciation rights, convertible securities, calls or any other rights (including preemptive rights), Contracts, commitments or any other agreements of any character to which the Company or any of its Subsidiaries is a party, or by which it may be bound, relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or requiring the Company or any of its Subsidiaries to (i) issue, transfer, grant or sell, or (ii) purchase, redeem or acquire, any shares of Company Capital Stock, the capital stock of any of the Company’s Subsidiaries or any other equity interest in the Company or any of its Subsidiaries or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Company Capital Stock, any shares of the capital stock of any of the Company’s Subsidiaries or any equity interest in the Company or any of its Subsidiaries other than, in the case of clause (ii), pursuant to the Company’s option and equity incentive plans and set forth in Section 5.2(b)(i) or Section 5.2(b)(ii) of the Company Disclosure Schedule. There are not any bonds, debentures, notes or other indebtedness or, except as described in this Section 5.2, securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 5.2, as of the date hereof, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding and no shares of capital stock or other voting securities of the Company will be issued or become outstanding after the date hereof.

(d) Except as set forth on Section 5.2(d) of the Company Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company.

(e) All outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries are owned directly or indirectly by the Company, free and clear of all liens, mortgages, security interests, charges, encumbrances, claims and options of any nature (“Liens”), other than security interests granted under the Company Revolving Credit Facility.

(f) Section 5.2(f) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) each Subsidiary of the Company and any of its Subsidiaries and the record ownership of all issued and outstanding shares or other equity thereof and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries has any Contract or other obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company’s Subsidiaries or any other Person. Neither the Company nor any of its Subsidiaries owns, or has any Contract or other obligation to acquire, any equity securities or other securities of any Person (other than Subsidiaries of the Company) or any direct or indirect

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equity or ownership interest in any other business. Neither the Company nor any of its Subsidiaries is as of the date hereof, or has ever been, at any time since January 1, 2009, a general partner of any general or limited partnership.

5.3	Authorization; Valid and Binding Agreement.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining Company Stockholder Approval (if and to the extent required by applicable Law), to perform its obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by (a) the Company Board and (b) all of the Disinterested Directors (as defined in Article 7 of the Company Certificate) on the Company Board in accordance with Article 7 of the Company Certificate and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the Company Stockholder Approval (if and to the extent required by applicable Law), and the filing and recordation of the Certificate of Merger and other documents as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding obligation of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (b) general principles of equity.

(b) The Company Board, at a meeting duly called and held prior to the execution of this Agreement at which all directors of the Company were present, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) directed that the adoption of this Agreement be submitted to the Stockholders Meeting as promptly as practicable after the Offer Closing (unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated pursuant to Section 3.9); and (iv) resolved to make the Company Board Recommendation to the stockholders of the Company, which actions and resolutions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way.

5.4	Consents and Approvals; No Violation.

(a) Assuming the Company Stockholder Approval is obtained (if and to the extent required by applicable Law), neither the execution and delivery of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will:

(i) violate any provision of the Company Certificate or Company Bylaws or the respective organizational documents of any of the Company’s Subsidiaries;

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(ii) require any consent, approval, authorization or permit of, or filing with or notification to (“Permits”), any Governmental Entity, except (A) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable U.S. or foreign Competition Laws or laws affecting foreign investment; (B) the filings and consents listed on Section 5.4(a)(ii) of the Company Disclosure Schedule; (C) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (D) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is authorized to do business; (E) as may be required by any applicable state securities or “blue sky” Laws or state takeover Laws; (F) pursuant to the rules and regulations of the NASDAQ and the NYSE; or (G) such other Permits, the failure of which to be obtained or made would not have a Company Material Adverse Effect;

(iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien), or require any consent or notice under any of the terms, conditions or provisions of any Company Contract, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained; or

(iv) assuming that the Permits referred to in this Section 5.4 are duly and timely obtained or made, violate any Law, Order or Permit applicable to the Company or any of its Subsidiaries, or to any of their respective assets;

except, in the cases of clauses (iii) and (iv) above, any such violation, default, breach or other occurrence that would not have a Company Material Adverse Effect.

(b) Assuming the accuracy of the representations and warranties set forth in Article VI, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to be voted for the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of any class or series of Company Capital Stock that may be required in connection with the consummation of the Merger.

5.5	SEC Reports; Financial Statements; Controls.

(a) The Company has filed all reports and proxy statements with the SEC required to be filed by the Company since November 1, 2010 and through the date hereof under the Securities Act or the Exchange Act (as such reports and statements may have been amended since the date of their filing, the “Company SEC Documents”). As of their respective dates, or, if amended or restated, as of the date of the last such amendment or restatement, the Company SEC Documents complied in all material respects with, to the extent in effect at the time of filing, the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained when filed any untrue statement of a material fact or omitted to state any material fact required to be stated therein or

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necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents at the time filed with the SEC, or if amended, updated, restated or corrected in a subsequent Company SEC Document prior to the date hereof, as of the date of such amendment, update, restatement or correction, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Except as disclosed in the Company SEC Documents or on Section 5.5(c) of the Company Disclosure Schedule, (i) the Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act), as required by Rule 13a-15 under the Exchange Act, (ii) the Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and (iii) the Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended August 1, 2010, and such assessment was previously disclosed in the Company SEC Documents.

(d) The Company is, and has at all times since January 1, 2009 been, in compliance, in all material respects, with the applicable listing requirements and corporate governance rules and regulations of NASDAQ.

5.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents, or as contemplated by this Agreement, since November 1, 2010, the Company has not suffered any Company Material Adverse Effect.

5.7	Litigation.

(a) Except as set forth on Section 5.7(a) of the Company Disclosure Schedule, there are no actions, claims, suits, proceedings or, to the Knowledge of the Company, investigations pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective properties, before or by (or, in the case of

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threatened actions, claims, suits, proceedings or investigations, that would be before or by) any Governmental Entity or arbitrator which would be required to be disclosed by the Company in a Current Report on Form 10-Q (“10-Q”) if such 10-Q were required to be filed with the SEC on the date hereof.

(b) Except as set forth on Section 5.7(b) of the Company Disclosure Schedule, there are no Orders of any Governmental Entity or any arbitrator applicable to the Company or any of its Subsidiaries except for such Orders which (i) are applicable generally to companies conducting business in the industries in which the Company and its Subsidiaries operate or (ii) would not have a Company Material Adverse Effect.

5.8 Offer Documents; Schedule 14D-9; Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation in the Offer Documents will, on the date the Offer Documents or any amendments or supplements thereto are filed with the SEC or are published, sent or given to stockholders of the Company, at the time of the Stockholders Meeting, or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (if and to the extent required by applicable Law) (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), will not, on the respective dates the Schedule 14D-9 and Proxy Statement are filed with the SEC, mailed to stockholders of the Company or at the time of the Stockholders Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and the Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act. If at any time prior to the Effective Time any event relating to the Company or any of its Subsidiaries, officers or directors should be discovered by the Company which is required to be set forth in a supplement to the Offer Documents, the Schedule 14D-9 or the Proxy Statement, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty whatsoever with respect to any statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement, or any amendments or supplements thereto, based on information supplied in writing by Parent, Merger Sub or any of Parent’s or Merger Sub’s Representatives expressly for the purpose of inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9, the Proxy Statement or any amendments or supplements thereto.

5.9	Taxes.

(a) The Company and its Subsidiaries (i) have timely filed, or have caused to be timely filed on their behalf (in each case taking into account any extension of time within which to file), all material Tax Returns required to have been filed by the Company and its Subsidiaries, (ii) with respect to taxable periods ending on or before the Effective Time, have timely paid all material Taxes due and owing by the Company or any of its Subsidiaries (whether

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or not shown on any Tax Return) or have adequately reserved for such Taxes in accordance with GAAP, except for Taxes being contested in good faith by the appropriate proceeding and (iii) have not received written notice of any material deficiencies for any Tax from any Taxing Authority against the Company or any of its Subsidiaries which has not been resolved or for which there are not adequate specific reserves on the financial statements included in the Company SEC Documents.

(b) Neither the Company nor any of its Subsidiaries is the subject of any material currently pending tax audit or other proceeding with respect to Taxes nor, to the Knowledge of the Company, has any Tax audit or other proceeding with respect to material Taxes been proposed or threatened in writing against any of them. There is no agreement or other document waiving or extending, or having the effect of waiving or extending, the period of assessment or collection of any Taxes. There are no material Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens.

(c) Other than customary tax indemnification or other agreements contained in any credit or other commercial agreements the primary purpose of which does not relate to Taxes, neither the Company nor any of its Subsidiaries is (i) obligated by law or by any written contract, agreement or other arrangement to indemnify any other person (other than the Company and its Subsidiaries) with respect to any material Taxes or (ii) a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement with the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Taxes of any Person other than the Company and its Subsidiaries.

(d) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid and reported in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except to the extent that the failure to make such withholdings and payments would not have a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries will be required to include any material item of income, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any intercompany transaction or excess loss account described in Treasury Regulation Section 1.1502 (or any corresponding or similar provision of state, local, or foreign income Tax law).

(f) The Company has made available to Parent or its legal or accounting representative copies of all material federal and state Tax Returns for the Company and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2006.

(g) The Company’s Subsidiary General Microwave Israel (1987) Ltd. is currently entitled to reduced corporate tax rates, accelerated depreciation and cash governmental grants with respect to certain “Approved Enterprises” in the “Grants Track” and “Benefited Enterprises” as defined in The State of Israel’s Capital Encouragement Law 1959 (“The Encouragement Law“). To the Knowledge of the

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Company, neither the Company nor any of its Subsidiaries has taken or failed to take any action that would reasonably be expected to invalidate the benefits provided under The Encouragement Law.

5.10	Employee Benefit Plans.

(a) With respect to each Employee Benefit Plan and Foreign Plan (as defined in Section 5.10(i)) that covers one-hundred (100) or more individuals (“Required Foreign Plan”), the Company has made available to Parent prior to the date hereof a true, correct and complete copy (in each case, if applicable) of each (i) Employee Benefit Plan and Required Foreign Plan, including any material amendment thereto; (ii) summary plan description and each subsequent summary of material modification; (iii) trust, insurance, annuity or other funding Contract or service provider agreement related thereto; (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; and (v) the three (3) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto.

(b) Each Employee Benefit Plan has been administered in compliance with its terms and applicable Laws, including ERISA and the Code, except where the failure to be in compliance would not have a Company Material Adverse Effect. Except as required by applicable Law and the terms of any Employee Benefit Plan, there are no limitations or restrictions on the right of the Company or its Subsidiaries or, after the consummation of the transactions contemplated hereby, Parent or its Subsidiaries, including the Surviving Corporation, to merge, amend or terminate any Employee Benefit Plan.

(c) Except as set forth on Section 5.10(c) of the Company Disclosure Schedule, no Employee Benefit Plan provides welfare benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated by applicable Law and other than where such benefits would not have a Company Material Adverse Effect.

(d) With respect to each Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, (i) each such Employee Benefit Plan and the trusts, if any, maintained thereunder, are the subjects of a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualification or tax-exemption, as the case may be, and (ii) to the Knowledge of the Company, no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption.

(e) Neither the Company nor any of its ERISA Affiliates has, during the six (6) year period ending on the date hereof, contributed to or had any obligation to contribute to or otherwise had any liability with respect to: (i) a plan subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code; (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iv) any “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code); or (v) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability that has not been satisfied in full.

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(f) There are no pending, or to the Knowledge of the Company, threatened actions, suits, disputes or claims by or on behalf of any Employee Benefit Plan or any Foreign Plan, by any employee or beneficiary covered under any such Employee Benefit Plan or Foreign Plan, as applicable, or otherwise involving any such Employee Benefit Plan or Foreign Plan (other than routine claims for benefits and other than actions, suits, disputes or claims that would not have a Company Material Adverse Effect).

(g) Except as listed on Section 5.10(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries to severance pay, unemployment compensation, a change of control payment or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or other service provider, in each case, other than as would not have a Company Material Adverse Effect. Except as listed on Section 5.10(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to any contract or arrangement that could reasonably expect to result, separately or in the aggregate, in the payment of any “excess parachute payment” for purposes of Section 280G or Section 4999 of the Code.

(h) With respect to each Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Employee Benefit Plan have at all times since January 1, 2009 been in compliance in all material respects with, and (ii) such Employee Benefit Plan has, at all times while subject to Section 409A of the Code, been operated in compliance in all material respects with, Section 409A of the Code and all applicable guidance thereunder.

(i) With respect to each plan, arrangement, agreement or contract that would otherwise meet the definition of an “Employee Benefit Plan” but which is subject to any Law other than U.S. federal, state or local Law (“Foreign Plan”), except as would not adversely affect the Company or its Subsidiaries in any material respect, (i) if such Foreign Benefit Plan is intended to qualify for special Tax treatment, it has met all requirements for such treatment; (ii) if such Foreign Plan is required to be registered, it has been registered and has been maintained in good standing with the applicable regulatory authorities; and (iii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance, or the reserve shown on the consolidated financial statements of the Company included in the Company SEC Documents for any unfunded Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country-specific actuarial assumptions and valuations, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations.

5.11 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or similar labor agreement covering employees or former

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employees of the Company or any of its Subsidiaries. There are no (i) labor strikes, slowdowns or stoppages currently pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, (ii) representation claims or petitions pending before any Governmental Entity or any organizing efforts or challenges concerning representation with respect to the employees of the Company or any of its Subsidiaries or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement, except, in each case, for such occurrences that have not had a Company Material Adverse Effect.

5.12	Environmental Laws and Regulations.

(a) The Company and each of its Subsidiaries is, and has been, since January 1, 2006, in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Company Material Adverse Effect.

(b) Except as would not have a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims for liability under or noncompliance with any Environmental Laws against the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries has received written notice of, or, to the Knowledge of the Company, is the subject of, any pending action, cause of action, claim, investigation, demand or notice by any Person alleging liability under, or violation of, or noncompliance with, any Environmental Law.

(c) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have obtained and are in compliance with all Environmental Permits required by the Company and its Subsidiaries for the operation of their business; (ii) all such Environmental Permits are valid and in good standing.

(d) The Company has delivered or otherwise made available for inspection to Parent all material assessments, reports, data, results of investigations or audits, and other information that is in the possession of the Company regarding environmental matters pertaining to the environmental condition of the business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company or its Subsidiaries with any Environmental Laws.

(e) The representations and warranties set forth in this Section 5.12 are the only representations and warranties made by the Company with respect to the subject matter hereof.

(f) For purposes of this Agreement:

(i) “Environmental Law” shall mean all federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment.

(ii) “Environmental Permits” means Permits required pursuant to applicable Environmental Laws.

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5.13	Property and Assets.

(a) The Company or a Subsidiary of the Company has fee title to, or a leasehold interest in, all the material properties and assets which it purports to own or lease (real, tangible, personal and mixed), including all the properties and assets reflected in the balance sheet contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2010 (the “Company Balance Sheet”) (except for personal property sold since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice). All material items of equipment and other tangible assets owned by or leased to the Company or any of its Subsidiaries are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Company and its Subsidiaries in the manner in which such business is currently being conducted, except where the failure to be so adequate would not reasonably be expected to have a Company Material Adverse Effect. All material real property owned, leased or subleased by the Company and its Subsidiaries as of the date hereof (“Company Real Property”) is free and clear of all Liens, except for Company Permitted Liens and, if leased by the Company or any of its Subsidiaries, each such lease is valid and in full force and effect without default thereunder by the lessee or the lessor, other than defaults that would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the Company Real Property or any of the facilities, buildings, component parts, other constructions, structures, erections, improvements, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on or forming part of the Company Real Property, except where such defects or conditions would not reasonably be expected to have a Company Material Adverse Effect. The facilities, buildings, component parts, other constructions, structures, erections and improvements on the Company Real Property are in good condition and repair, subject to ordinary wear and tear, except where the failure to be in such condition would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has provided or made available to Parent true and correct copies of all title reports and title policies (including all exception documents referenced therein), surveys and engineering reports in its possession or control regarding the Company Real Property which is owned by the Company or its Subsidiaries.

(c) All of the material real property leases pursuant to which the Company or its Subsidiaries leases, licenses or occupies any of the Company Real Property or which the Company or its Subsidiaries are a landlord or sublandlord (collectively, the “Company Real Property Leases”) are valid and enforceable, except where the failure to be valid or enforceable would not have a Company Material Adverse Effect. The Company has provided or made available to Parent true and correct copies of all such Company Real Property Leases.

(d) There are no outstanding options, rights of first offer, rights of refusal or similar preemptive rights granted to third parties to purchase or lease any of the Company Real Property owned by the Company or any Subsidiary, or any portion thereof or interest therein.

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5.14 No Undisclosed Liabilities. Except as reflected in the Company Balance Sheet, the Company has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be set forth on the Company’s balance sheet under GAAP or the notes thereto, other than (i) any liabilities and obligations incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (ii) any liabilities and obligations incurred in connection with the transactions contemplated by this Agreement and (iii) any liabilities and obligations that would not have a Company Material Adverse Effect.

5.15 Intellectual Property. Except as set forth on Schedule 5.15 of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries own, or have a valid right to use in each case free and clear of any material Liens (other than Company Permitted Liens and except as set forth in Contracts regarding Intellectual Property or standard license agreements for commercially available off-the-shelf software), all material Intellectual Property necessary for their respective businesses as currently conducted; and

(b) Neither the Company nor any of its Subsidiaries (nor any of their respective predecessors) has received any written notice since three (3) years prior to the date of this Agreement from any third Person, and none are pending, asserting or suggesting the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries.

5.16	Compliance with Laws and Orders.

(a) Except with respect to the matters that are the subject of Section 5.12 (Environmental Laws and Regulations), neither the Company nor any of its Subsidiaries is or was, at any time since January 1, 2010, in material violation of or in default under any law (including the common law), statute, ordinance, code, rule, regulation, treaty or directive having the effect of law of any Governmental Entity (collectively and individually, “Law”, or writ, judgment, decree, injunction or similar order of any Governmental Entity, in each case, whether preliminary or final (an “Order”), applicable to the Company or any of its Subsidiaries or any of their respective assets and properties, or to the conduct or operation of their business, except for such violations which would not subject the Company to any material damages or material penalties in any civil, criminal or governmental litigation or proceeding and, except as disclosed in the Company SEC Documents or as set forth in Schedule 5.16 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has received, at any time since January 1, 2010, any written notice from any Governmental Entity regarding any actual, alleged, possible, or potential material violation of, or material failure to comply with, any Law, except for such violations or noncompliance which would not subject the Company to any material damages or material penalties in any civil, criminal or governmental litigation or proceeding.

(b) Except as set forth on Section 5.4(a)(ii)(B) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not affect any grants or incentives available to the Company or any of its Subsidiaries, including any grants of the Office of the Israeli Chief Scientist, or require any approvals thereunder.

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5.17	Export and Import Controls.

(a) The Company is registered with the Directorate of Defense Trade Controls of the United States Department of State under the International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130 (the “ITAR”).

(b) Except as set forth on Section 5.17(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance with applicable United States export and import control laws, including Laws governing embargoes, sanctions and boycotts, including the Export Administration Regulations, the ITAR, Executive Orders and regulations administered by the Office of Foreign Assets Control of the United States Department of the Treasury, and Customs Regulations administered by United States Customs and Border Protection, except where the failure to be in compliance would not have a Company Material Adverse Effect.

5.18	Company Contracts.

(a) As of the date hereof, except for this Agreement and agreements filed with or incorporated by reference in the Company SEC Documents or listed on Section 5.18(a)(i) – (xii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or:

(i) any Contract that contemplates payments or the delivery of other consideration by or to the Company or any of its Subsidiaries of (1) more than $1,000,000 during any 12-month period or (2) more than $2,500,000 over the remaining term of such Contract;

(ii) any loan or credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar agreement pursuant to which any material Indebtedness in excess of $1,000,000 of the Company or any of its Subsidiaries is outstanding or may be incurred;

(iii) any Contract relating to guarantees or assumptions of other obligations of any third Person or involving any performance bonds which agreements relate to obligations which do not individually exceed $250,000, except for agreements entered into in the ordinary course of business consistent with past practice;

(iv) any Contract that constitutes a collective bargaining or other arrangement with any labor union, labor organization, workers’ association, works council or other collective group of employees;

(v) any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the Company Capital Stock or any material asset of the Company, other than the Company Options;

(vi) any Contract containing covenants binding upon the Company or any of its Subsidiaries that (A) materially restrict the ability of the Company or any of its

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Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation or its affiliates) to compete (1) in any business, (2) with any Person or (3) in any geographic area; or (B) materially restrict the right of the Company or any of its Subsidiaries to conduct its business as it is presently conducted or which could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries;

(vii) any Contract relating to the disposition or acquisition of a material business or, other than in the ordinary course, any amount of material assets by the Company or any of its Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, including any “earn-out” or other contingent payments or obligations that individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1,000,000 individually or $2,500,000 in the aggregate for all such agreements;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries is or may become obligated to make (A) any severance, termination or similar payment (but excluding any payments in connection with continuation of any healthcare benefits or relating to accrued vacation, paid-time off, or medical leave) in excess of $50,000 to any current or former employee or director, or (B) pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $50,000 to any current or former employee or director;

(ix) any Contract relating to the acquisition, transfer, development, sharing or licensing of any Intellectual Property (except for any Contract pursuant to which (1) any Intellectual Property is licensed to the Company or any of its Subsidiaries under any third-party software license generally available to the public, or (2) any Intellectual Property is licensed by the Company or any of its Subsidiaries to any Person on a nonexclusive basis);

(x) any material hedge, collar, option, forward purchasing, swap, derivative or similar Contract, understanding or undertaking;

(xi) any other Contract, if breach of such a Contract or the termination of such Contract would reasonably be expected to have a Company Material Adverse Effect.

All Contracts of the type described in this Section 5.18(a) to which the Company or a Subsidiary is bound, including those Contracts filed with or incorporated by reference in the Company SEC Documents and as listed or required to be listed on Section 5.18(a)(i) – (xii) of the Company Disclosure Schedule, are hereinafter referred to as “Company Contracts.”

(b) The Company has delivered or made available to the Parent an accurate and complete copy of each Company Contract. All Company Contracts are valid and binding agreements of the Company or a Subsidiary of the Company and are in full force and effect and are enforceable in accordance with their respective terms except where failure to be valid, binding or in full force and effect would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any

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counterparty to any Company Contract, is in breach of, or in default under, any Company Contract except for such breaches or defaults that would not have a Company Material Adverse Effect.

(c) Except where the following matters would not have a Company Material Adverse Effect, with respect to each Company Contract between the Company or any of its Subsidiaries and any Governmental Entity (each, a “Company Government Contract”) and each Company Contract between the Company or any of its Subsidiaries and any prime contractor or first-tier subcontractor relating to a Contract between such Persons (each, a “Company Government Subcontract”):

(i) to the Knowledge of the Company, each such Company Government Contract (or, if applicable, each prime Contract under which such Company Government Subcontract was awarded) is not currently the subject of bid or award protest proceedings as of the date hereof;

(ii) neither the United States government nor any prime contractor, subcontractor or other Person has notified the Company or any Subsidiary of the Company, in writing, that the Company or any Subsidiary of the Company has breached or violated any Law or material certification, representation, clause, provision or requirement pertaining to such Company Government Contract or Company Government Subcontract;

(iii) neither the Company nor any Subsidiary of the Company has received any notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to such Company Government Contract or Company Government Subcontract except as set forth on Section 5.18(c)(iii) of the Company Disclosure Schedule; and

(iv) other than in the ordinary course of business consistent with past practice, to the Knowledge of the Company, no cost incurred by the Company or any Subsidiary of the Company pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation by or has been disallowed by any Governmental Entity.

(d) To the Knowledge of the Company, from January 1, 2010 through the date of this Agreement, neither the Company nor any of its Subsidiaries has been debarred or suspended for ninety (90) days or more in any consecutive twelve-month period, or proposed for debarment or suspension, or received notice of actual or proposed debarment or suspension, from participation in the award of Contracts with the United States government (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).

5.19 Permits. The Company and its Subsidiaries hold all material Permits, variances, exemptions, orders, registrations, certificates, security facility clearances and approvals of all Governmental Entities that are required from such Governmental Entities in order for the Company and its Subsidiaries to own, lease or operate their assets and to carry on their businesses as presently conducted (the “Company Permits”),

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except where the failure to hold such Company Permits would not reasonably be expected to have a Company Material Adverse Effect.

5.20 Insurance. The Company has previously made available to Parent a list of all material policies of insurance maintained by the Company or any of its Subsidiaries. Except as would not have a Company Material Adverse Effect, (i) such policies are in full force and effect, (ii) all premiums due with respect to such policies have either been paid or adequate provisions for the payment by the Company or one of its Subsidiaries thereof has been made and (iii) none of the Company or any of its Subsidiaries have received a notice of termination or cancellation with respect to any such policies, other than such notices which are received in the ordinary course of business.

5.21 Certain Transactions. Since November 1, 2010 through the date of this Agreement, none of the current officers or directors of the Company, nor any Affiliate of the Company, has been a participant in any transaction with the Company or any Subsidiary of the Company (other than for services as an employee, officer or director) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

5.22 Absence of Certain Payments. Since January 1, 2008 (a) neither the Company nor any of its Representatives or other person acting on behalf of the Company, have used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar domestic or foreign Law, as amended, or (b) or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar domestic or foreign Law; and (b) neither the Company nor any of its Representatives or other person acting on behalf of the Company, has accepted or received any unlawful contributions, payments, gifts or expenditures which might subject the Company to any material damages or material penalties in any civil, criminal or governmental litigation or proceeding. No government official or candidate is a beneficiary of any Company Contracts.

5.23 Brokers and Finders. Except for Jefferies & Company, Inc. and Credit Suisse Securities (USA) LLC, no investment banker, broker, finder, consultant or other intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by and on behalf of the Company and its Subsidiaries.

5.24 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board has received the separate opinions of each of Jefferies & Company, Inc. and Credit Suisse Securities (USA) LLC, each dated on or about the date hereof, to the effect that, as of such date and subject to the various limitations and assumptions contained therein, the consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub and their respective Affiliates) in the Offer and the Merger, taken together, pursuant to this Agreement is fair, from a financial point of view, to such holders.

5.25 Takeover Provisions. Assuming the accuracy of the representations set forth in Section 6.10, the Company, acting through the Company Board, has taken all action necessary to

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exempt the Offer, the Merger, this Agreement and the transactions contemplated hereby and thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date hereof. All of the Disinterested Directors (as defined in Article 7 of the Company Certificate) of the Company have approved this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, in accordance with Article 7 of the Company Certificate. To the Knowledge of the Company, no other state takeover statute, including moratorium, control share acquisition, business combination, fair price or other similar anti-takeover Law, applies to the Offer, the Merger, this Agreement or the other transactions contemplated hereby.

5.26 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article V or any certificate required to be delivered pursuant to this Agreement, neither the Company nor any other Person acting on behalf of the Company makes any representation or warranty, express or implied, with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or Merger Sub of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the reports and proxy statements with the SEC required to be filed by Parent since November 1, 2010 and through the date hereof under the Securities Act or the Exchange Act or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

6.1 Corporate Organization and Qualification. Each of Parent, Holdco and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Parent is the legal and beneficial owner of all of the issued and outstanding capital stock of Holdco. Holdco is the legal and beneficial owner of all of the issued and outstanding capital stock of Merger Sub. Merger Sub was formed at the direction of Parent solely for the purposes of effecting the Offer, the Merger and any other transactions contemplated by this Agreement and Merger Sub has not engaged in any business activities or conducted any operations, other than in connection with the Offer, the Merger and any other transactions contemplated by this Agreement.

6.2 Authorization; Valid and Binding Agreement. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated hereby. This Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger

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Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the filing and recordation of the Certificate of Merger and other documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming that this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, this Agreement constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

6.3 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will:

(a) conflict with or result in any breach of any provision of the certificates of incorporation or bylaws of Parent or of any of Parent’s Subsidiaries, including Merger Sub;

(b) require any Permit from any Governmental Entity, except (i) in connection with the applicable requirements of the HSR Act and the U.S. or foreign Competition Laws listed in Section 6.3(b) of the Parent Disclosure Letter; (ii) the filings and consents listed in Section 6.3(b) of the Parent Disclosure Letter; (iii) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL; (v) as may be required by any applicable state securities or “blue sky” Laws or state takeover Laws; or (vi) pursuant to the rules and regulations of the NASDAQ and the NYSE;

(c) result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) or require any consent or notice under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its Subsidiaries may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained and except where a failure to obtain such waivers or consents would not reasonably be expected to have a Parent Material Adverse Effect;

(d) create any Organizational Conflicts of Interest; or

(e) assuming that the Permits referred to in this Section 6.3 are duly and timely obtained or made, materially violate any Law, Order or Permit applicable to Parent or any of its Subsidiaries, or to any of their respective assets, except for those violations which would not reasonably be expected to have a Parent Material Adverse Effect.

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6.4	Litigation.

(a) As of the date of this Agreement, there are no actions, claims, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective properties, or any present or former officer, director, or employee of Parent or its Subsidiaries in their capacity as such, before (or, in the case of threatened, that would be before) or by any Governmental Entity or arbitrator that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date of this Agreement, there are no Orders of any Governmental Entity or any arbitrator applicable to Parent or any of its Subsidiaries except for such that, individually or in the aggregate, have not resulted in or would not be reasonably expected to result in a Parent Material Adverse Effect.

6.5 Offer Documents; Proxy Statement. Neither the Offer Documents nor any information supplied by Parent or Merger Sub for inclusion in the Schedule 14D-9 shall, at the time the Offer Documents, the Schedule 14D-9 or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent or Merger Sub for inclusion in the Proxy Statement shall not, at the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders Meeting which shall have become false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in any of the foregoing documents. The Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act.

6.6 Suspension and Disbarment. To the Knowledge of Parent, from January 1, 2010 through the date of this Agreement, neither Parent nor any of its Subsidiaries has been debarred or suspended for ninety (90) days or more in any consecutive twelve-month period, or proposed for debarment or suspension, or received notice of actual or proposed debarment or suspension, from participation in the award of contracts with the United States government (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).

6.7 Investigation by Parent and Merger Sub. Each of Parent and Merger Sub has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to the electronic data room

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maintained by the Company for purposes of the transactions contemplated hereby, and (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its own independent investigation and analysis of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and each of Parent and Merger Sub acknowledges and agrees that (i) except for the representations and warranties of the Company expressly set forth in Article V, none of the Company or its Subsidiaries nor any of their respective Representatives makes any representation or warranty (express or implied) as to the accuracy or completeness of any of the information made available to Parent or Merger Sub or any of their Representatives or any other matter whatsoever; (ii) it is not relying, and has not relied, on any representations, warranties or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article V of this Agreement and that all other representations and warranties are specifically disclaimed; and (iii) none of the Company and its Subsidiaries nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or use by Parent or Merger Sub of any such information. Without limiting the generality of the foregoing and notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that (a) none of the Company or its Subsidiaries nor any of their respective Representatives or any other Person is making any representation or warranty, whatsoever, express or implied, beyond those expressly given by the Company in Article V hereof, the Company Disclosure Schedule or any certificate delivered pursuant to this Agreement, and (b) none of Parent or Merger Sub has been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Article V of this Agreement or any certificate delivered pursuant to this Agreement. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to (a) any projections, forecasts, estimates, budgets or prospect information for the Company or its Subsidiaries or (b) any material, documents or information relating to the Company or its Subsidiaries made available to each of Parent or Merger Sub or any of their respective Representatives.

6.8	Sufficient Funds; Financing.

(a) Parent has, and shall have at the Acceptance Date, available to it sufficient cash and cash equivalents to permit Merger Sub to perform all of its obligations under this Agreement and to consummate all the transactions contemplated hereby, including, without limitation, acquiring all the outstanding shares of Company Common Stock in the Offer and the Merger. Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder are not subject to any conditions, express or implied, regarding their ability to obtain financing (or to obtain financing on acceptable terms) for the consummation of the Offer or the Merger.

(b) None of the transactions contemplated hereby, including the Offer and the Merger, will require the consent from any lender or the holder or any notes, bonds or other debt instruments pursuant to which Parent or Merger Sub, or any of their respective Affiliates, are

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obligated or bound. To the extent that any such consents were required to be obtained prior to the execution this Agreement, Parent has provided to the Company true, correct and complete copies of such consents.

(c) Parent has received a commitment letter (the “Commitment Letter”) executed by the parties specified therein (the “Lenders”), pursuant to which the Lenders have committed, upon the terms and subject to the conditions set forth therein, to provide debt financing in the amounts set forth therein for the purpose of (inter alia) funding the Offer, the Merger and the other transactions contemplated hereby. A true, correct and complete copy of the Commitment Letter has been provided to the Company. The obligations of the Lenders to fund the commitments under the Commitment Letter are not subject to any conditions, other than the conditions expressly set forth in the Commitment Letter. The respective commitments of the Lenders set forth in the Commitment Letter have not been withdrawn, modified or rescinded in any respect. The Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligations of Parent and the other parties thereto. Assuming the accuracy of the representations and warranties set forth in Article V, Parent knows of no facts or circumstances that are reasonably likely to result in any of the conditions set forth in the Commitment Letter not being satisfied. Parent has paid any and all fees which are due and payable under the Commitment Letter. For the avoidance of doubt, Parent expressly acknowledges that the consummation of the financing contemplated by the Commitment Letter is not a condition to the obligations of Parent and Merger Sub to consummate the Offer, the Merger and the other transactions contemplated hereby.

6.9 Brokers and Finders. Except for the fees and expenses payable to Oppenheimer & Co., Inc., which fees and expenses are the sole responsibility of Parent, Parent has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

6.10 Share Ownership; Interested Stockholder. As of the date hereof, none of Parent, Merger Sub or any of their Affiliates (a) beneficially owns (within the meaning of Section 13 of the Exchange Act or the rules or regulations thereunder), directly or indirectly, any shares of Company Capital Stock, or (b) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Company Capital Stock. Prior to the Company Board approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the DGCL, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” thereunder , or an “Interested Stockholder” as defined in Article 7 of the Company Certificate, has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any transactions contemplated hereby.

6.11 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated hereby, including any arrangement by Parent of any financing to be consummated prior to or contemporaneously with

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the Closing in respect of the transactions contemplated by this Agreement, any alternative financing and the payment of the aggregate Offer Price and the aggregate Merger Consideration, the Surviving Corporation will be Solvent. For purposes of this Section 6.11, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (x) the amount of the fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole on its existing debts (including contingent liabilities) as such debts become absolute and matured; (y) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (z) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.

6.12 Certain Arrangements. There are no Contracts between Parent, Holdco or Merger Sub, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the transactions contemplated hereby.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1 Conduct of Business. The Company agrees that during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 7.5 (the “Control Time”), that except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as required by applicable Law, as otherwise expressly contemplated or permitted by this Agreement or as set forth on Section 7.1 of the Company Disclosure Schedule, the Company will, and will cause each of its Subsidiaries to, conduct its operations in all material respects according to its ordinary course of business consistent with past practice and in compliance, in all material respects, with all applicable Laws and all Company Contracts. Without limiting the generality of the foregoing, and except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as required by applicable Laws, as otherwise contemplated or permitted by this Agreement or as set forth on Section 7.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the Control Time, the Company will not, and will cause its Subsidiaries not to:

(a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of, (i) any additional shares of Company Capital Stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any

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rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, other than the issuance of any shares of Company Capital Stock upon the exercise of the Company Options or the lapsing of forfeiture restrictions on Company Restricted Stock outstanding on the date of this Agreement in accordance with the terms of such options or restricted stock award or (ii) any other securities in respect of, in lieu of, or in substitution for, shares of Company Capital Stock outstanding on the date hereof;

(b) redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any outstanding shares of Company Capital Stock, provided, however, that the Company may (i) withhold shares of Company Capital Stock to satisfy Tax obligations with respect to Company Options or Company Restricted Stock granted prior to the date hereof pursuant to the Company’s option and equity incentive plans and (ii) acquire shares of Company Capital Stock in connection with the surrender of shares of Company Capital Stock by holders of Company Options in order to pay the exercise price of such Company Options;

(c) split, combine, subdivide or reclassify any shares of Company Capital Stock or declare, set aside for payment or pay any dividend in respect of any shares of Company Capital Stock or otherwise make any payments to stockholders in their capacity as such, other than dividends paid by a Subsidiary of the Company to another Subsidiary or the Company;

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Company or any of its Subsidiaries (other than the Merger), excluding the merger, dissolution, liquidation or consolidation of any Subsidiary of the Company with or into the Company or another Subsidiary of the Company;

(e) (i) amend the Company Certificate or the Company Bylaws or (ii) amend the certificate of incorporation or bylaws or similar organizational documents of any Subsidiary of the Company, except as required by Law and except for immaterial amendments to the Company Certificate, Company Bylaws or similar organization documents of any Subsidiary of the Company;

(f) except as required by Law, enter into, adopt, amend, renew or extend any Employee Benefit Plan or any other compensatory program, policy or arrangement with respect to any current or former employee, officer, director or other consultant of the Company or any of its Subsidiaries (including without limitation any employment, severance or change of control agreement), other than amendments that are immaterial or administrative in nature;

(g) make any material change in financial accounting methods, principles or practices, except as required by applicable Law, GAAP or the rules or policies of the Public Company Accounting Oversight Board;

(h) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person or division thereof or enter into any agreement,

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arrangement or understanding with respect to any such acquisition, including any confidentiality, exclusivity, standstill or similar agreements;

(i) (i) other than sales of inventory in the ordinary course of business consistent with past practice, sell, lease (as lessor), license, or otherwise dispose of any tangible properties or assets in excess of $100,000 or (ii) sell, lease, mortgage, sell and leaseback or otherwise dispose of any real properties or any interests therein;

(j) encumber or subject to any Lien any properties or assets or any interests therein other than Company Permitted Liens, except in connection with permitted Indebtedness under Section 7.1(l);

(k) except as required by Law, (i) make or change any material Tax election or settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment or enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, (ii) change its fiscal year, (iii) change any method of accounting for Tax purposes, (iv) file any material amended U.S. federal, state or foreign income Tax Return or any other material amended Tax Return and (v) take any other action, or omit to take any other action, that would have the effect of materially increasing the Tax liability or accrual of Tax liability under FASB Interpretation No. 48 or materially reducing any Tax asset or accrual of Tax under FASB Interpretation No. 48 of the Company or any of its Subsidiaries;

(l) incur any (i) obligations for borrowed money, (ii) capitalized lease obligations, (iii) guarantees and other arrangements having the economic effect of a guarantee of any Indebtedness of any other Person or (iv) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations of others (the items referenced in the foregoing clauses (i) through (iv) being collectively hereinafter referred to as “Indebtedness”), except for (A) Indebtedness incurred under individual letters of credit after the date hereof in the ordinary course of business in an amount not to exceed $1,000,000 individually or $2,000,000 in the aggregate, (B) guarantees by the Company or a Subsidiary of the Company of Indebtedness of the Company or any Subsidiary of the Company, other than guarantees of customer Contracts, (C) Indebtedness of the Company or a Subsidiary of the Company to the Company or any Subsidiary of the Company or (D) Indebtedness incurred to suppliers in the ordinary course of business;

(m) make any capital expenditures, except (i) capital expenditures made in accordance with the Company’s annual budget and capital expenditure plan, as furnished to Parent, (ii) other capital expenditures in an aggregate amount not to exceed $1,000,000 or (iii) purchases of supplies in the ordinary course of business, consistent with past practice;

(n) settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or proceeding other than those that do not involve the payment by the Company or any of its Subsidiaries of monetary damages and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or its Subsidiaries; provided, that the Company or its Subsidiaries may settle or agree to settle any litigation, investigation, arbitration or proceeding that does not involve the payment by the

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Company or any of its Subsidiaries of monetary damages in excess of $500,000 in the aggregate provided that the Company has kept Parent reasonably informed of the status of settlement discussions prior to any settlement;

(o) enter into any Company Contract if consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement will conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of such Contract; or

(p) commit or agree to take any of the foregoing actions.

7.2	No Solicitation of Transactions.

(a) Except as permitted by this Section 7.2, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Article IX, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries to, (i) solicit or initiate, or knowingly encourage or facilitate, directly or indirectly, the submission of any Acquisition Proposal by any Person other than Parent, Merger Sub or any Affiliates thereof (a “Third Party”) or take any action that would reasonably be expected to result in the receipt by the Company of an Acquisition Proposal from a Third Party, (ii) directly or indirectly participate in discussions or negotiations regarding, or furnish to any Third Party information with respect to, or facilitate the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal with any Third Party; provided that, it is understood and agreed that any determination or action by the Company Board permitted under Section 7.2(b), Section 7.2(e), Section 7.2(f) or Section 9.4(c), shall not, in and of itself, be deemed to be a breach or violation of this Section 7.2(a) or, in the case of Section 7.2(b), give Parent a right to terminate this Agreement pursuant to Section 9.3(b). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be deemed to constitute a breach of this Section 7.2 by the Company.

(b) Notwithstanding anything to the contrary in Section 7.2(a), if at any time on or after the date of this Agreement and prior to the Offer Closing, the Company or its Representatives receives an Acquisition Proposal from a Third Party which did not result from a breach of Section 7.2(a), and the Company Board, or any committee thereof, determines in good faith, after consulting with outside legal and financial advisors, that any such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and the Company Board, or any committee thereof, determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under applicable Law, then the Company and its Representatives

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may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) and/or access with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall provide or make available, to the extent not previously provided or made available to Parent or its Representatives, to Parent any non-public information with respect to the Company or any of its Subsidiaries that is provided to the Third Party making such Acquisition Proposal prior to or substantially concurrently with the time it is provided or made available to such Third Party; and (B) engage in or otherwise participate in discussions and/or negotiations directly or through its Representatives with the Person or group of Persons making such Acquisition Proposal. Notwithstanding anything to the contrary contained in Section 7.2(a), the Company shall be permitted to grant a waiver or release to any Person or group of Persons subject to an Acceptable Confidentiality Agreement for the sole purpose of allowing such Person or group of Persons to submit an Acquisition Proposal that the Company Board, or any committee thereof, determines in good faith is reasonably likely to lead to a Superior Proposal if the Company Board determines that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under applicable Law. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, provided that any such agreement shall permit the Company to comply with the terms of this Section 7.2. The Company also will promptly request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to, subject to the terms of the applicable confidentiality agreement, return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company and, in the event that such Person refuses to comply with such request in breach of the terms of the applicable confidentiality agreement, the Company will use its commercially reasonable efforts to enforce or cause to be enforced any obligation that such Person has to do so.

(c) The Company shall advise Parent orally and in writing, promptly (but in no event later than forty-eight (48) hours) after receipt thereof, of (i) any Acquisition Proposal received by any Representative of the Company and (ii) the material terms of such Acquisition Proposal (including the identity of the Person proposing the Acquisition Proposal), and provide a copy of such Acquisition Proposal to Parent if such proposal is in writing. The Company shall keep Parent fully informed on a reasonably current basis of the status of, and any material changes or proposed material changes to, the terms of any such Acquisition Proposal and the status of discussions and negotiations with respect thereto.

(d) Except as expressly provided by Section 7.2(e), neither the Company Board nor any committee thereof shall effect a Board Recommendation Change.

(e) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Offer Closing, the Company may effect a Board Recommendation Change if:

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(i) the Company Board has received an Acquisition Proposal that it determines in good faith (after consultation with outside legal and financial advisors) constitutes a Superior Proposal and (after consultation with outside legal counsel) the failure to take such action would reasonably be expected to be a breach of its fiduciary duties, provided that (A) the Company has not violated the terms of Section 7.2, (B) the Company shall have given Parent at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal) and, no later than the time of such notice, provided Parent a copy of the relevant proposed transaction agreement and other material documents with the party making such Superior Proposal, (C) if requested by Parent, the Company shall have negotiated in good faith with Parent during such three (3) Business Day notice period to enable Parent to propose changes to the terms of this Agreement that would cause such Superior Proposal to no longer constitute a Superior Proposal, (D) the Company Board shall have considered in good faith (after consultation with outside legal and financial advisors) any changes to this Agreement proposed by Parent in a written offer capable of acceptance and determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect, and (E) in the event of any material change to the financial or other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice and copies of the relevant proposed transaction agreement and other material documents and the three (3) Business Day notice period shall have recommenced; or

(ii) a material fact, event, change, development or set of circumstances that was not known by the Company Board as of or at any time prior to the date of this Agreement (other than, and not relating in any way to, an Acquisition Proposal, it being understood and hereby agreed that the Company Board may only effect a Board Recommendation Change in response to or in connection with an Acquisition Proposal pursuant to and in accordance with Section 7.2(e)(i)) (such material fact, event, change, development or set of circumstances, an “Intervening Event”) shall have occurred and be continuing; provided that (A) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action in light of the Intervening Event would reasonably be expected to be a breach of its fiduciary duties, (B) the Company shall have given Parent at least three (3) Business Days’ prior written notice of its intention to take such action and, no later than the time of such notice, provided Parent with a written explanation of the Company Board’s basis and rationale for proposing to effect such Board Recommendation Change, (C) if requested by Parent, the Company shall have negotiated in good faith with Parent during such three (3) Business Day notice period to enable Parent to propose changes to the terms of this Agreement that would obviate the need for the Company Board to effect such Board Recommendation Change, (D) the Company Board shall have considered in good faith (after consultation with outside legal counsel) any changes to this Agreement proposed in writing by Parent and determined that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties if such changes were to be given effect, and (E) in the event of any material change to the facts and circumstances relating to such Intervening Event, the Company shall have delivered to Parent an additional notice and the three (3) Business Day notice period shall have recommenced.

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(f) Nothing contained in this Agreement shall prevent the Company, the Company Board or a Committee from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if such Board determines, after consultation with outside legal counsel, that failure to so disclose such position could be inconsistent with applicable Law, (ii) making any disclosure to its stockholders required by applicable Law or by the rules and regulations of the NASDAQ, or (iii) otherwise making such disclosure to the Company’s stockholders or otherwise that the Company Board or a Committee (after consultation with counsel) concludes in good faith that the failure to make such disclosure would be inconsistent with applicable Law, in each case subject to compliance with the requirements of Section 7.2(e), if applicable. In addition, it is understood and agreed that, for purposes of this Agreement (including Article IX), a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company, shall not, in and of itself, constitute a Board Recommendation Change or a withdrawal or modification, or proposal by the Company Board to withdraw or modify, such Company Board’s recommendation of this Agreement or the transactions contemplated hereby, or an approval or recommendation with respect to any Acquisition Proposal.

(g)	For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal, offer or indication of interest, whether in writing or otherwise, from any Third Party to acquire beneficial ownership (as determined under Rule 13d-3 of the Exchange Act) of all or more than twenty percent (20%) of the assets of the Company and its Subsidiaries (or assets constituting more than 20% of the consolidated net revenues or net income of the Company and its Subsidiaries), taken as a whole, or twenty percent (20%) or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of more than twenty percent (20%) of the assets of the Company and its Subsidiaries (or assets constituting more than 20% of the consolidated net revenues or net income of the Company and its Subsidiaries), taken as a whole, or twenty percent (20%) or more of any class of equity securities of the Company.

(ii) “Superior Proposal” means any bona fide written proposal not solicited or initiated in violation of paragraph (a) of this Section 7.2 to purchase all the outstanding Company Common Stock that (x) the Company Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) would, if consummated, result in a transaction that is (A) more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (including the Offer and the Merger), taking into account all relevant factors (including (i) all the terms and conditions of such proposal and the Offer and this Agreement including any changes to the terms of the Offer and

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this Agreement proposed by Parent in writing in response to such proposal or otherwise (ii) the expected timing and likelihood of consummation, (iii) any governmental, regulatory and other approval requirements and (iv) any terms relating to break-up fees and expense reimbursement) and (B) not less reasonably capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory, and other aspects of the proposal, than the transactions contemplated by this Agreement; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer is any less committed than the financing of Parent on the date hereof and is not reasonably capable of being obtained by such third party.

7.3	Stockholders Meeting.

(a) Subject to the other provisions of this Agreement, if required by applicable Law in order to consummate the Merger, as soon as reasonably practicable following the consummation or expiration of the Offer, the Company, acting through the Board, shall, in accordance with applicable Law and the Company Certificate, the Company Bylaws and the NASDAQ rules, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as reasonably practicable following the Offer Closing for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (such meeting or any adjournment or postponement thereof, the “ Stockholders Meeting”), (ii) subject to Section 7.2, include the Company Board Recommendation in the Proxy Statement and (iii) use its commercially reasonable efforts to obtain the Company Stockholder Approval. At the Stockholders Meeting, Parent and Merger Sub shall cause all shares of Company Common Stock then owned by them and their Subsidiaries to be voted in favor of the adoption of this Agreement; provided, that the record date for any such Stockholders Meeting shall be after the Acceptance Date, and, if the Top-Up Option is exercised by Parent, after the date on which the closing of the purchase of the Top-Up Option Shares occurs pursuant to Section 2.3. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Stockholders Meeting if this Agreement is terminated.

(b) Notwithstanding the foregoing, in the event that Merger Sub shall acquire at least ninety percent (90%) of the then outstanding shares of Company Common Stock pursuant to the Offer, any subsequent offering period or the exercise, if any, of the Top-Up Option or otherwise, the parties agree, subject to Article VIII, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

7.4	Proxy Statement.

(a) If the Company Stockholder Approval is required by applicable Law to consummate the Merger, as soon as practicable following the Offer Closing, the Company shall (i) prepare and file the Proxy Statement with the SEC under the Exchange Act, (ii) use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC as soon as practicable; (iii) use its commercially reasonable efforts to mail to the holders of shares of Company Common Stock a Proxy Statement as promptly as practicable after clearing comments

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received from the SEC or after being notified by the SEC that the Proxy Statement will not be subject to review by the SEC, and (iii) otherwise comply in all material respects with all legal requirements applicable to the Stockholders Meeting. Subject to applicable Laws, the Company and Parent (with respect to itself and Merger Sub) shall each (i) upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement; and (ii) otherwise cooperate with the other in the preparation of the Proxy Statement. The Company shall notify Parent promptly of the receipt of any comments of the SEC or the SEC Staff with respect to the Proxy Statement and of any request by the SEC or the SEC Staff for any amendment or supplement thereto or for additional information and shall provide as soon as reasonably practicable to Parent copies of all correspondence between the Company or any Representative of the Company and the SEC or the SEC Staff with respect thereto. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement prior to such documents being filed with the SEC or disseminated to holders of shares of Company Common Stock and shall give Parent and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Sub agrees to use its commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC or the SEC Staff and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of Company Common Stock entitled to vote at the Stockholders Meeting at the earliest practicable time.

(b) The Company shall use its commercially reasonable efforts to ensure that the Proxy Statement (i) will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement. Parent shall use its commercially reasonable efforts to ensure that the information supplied by Parent in writing for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

7.5	Company Board Representation; Section 14(f).

(a) Subject to compliance with applicable Law, promptly upon the deposit with the Paying Agent by Merger Sub in accordance with Section 2.1(c) of cash in U.S. dollars sufficient to pay the aggregate Offer Price for all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer which represent at least a majority of the total outstanding shares of Company Common Stock, and from time to time thereafter, and

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subject to Section 7.5(c), Parent shall be entitled to designate up to such number of directors, rounded up to the nearest whole number, constituting at least a majority of the directors, on the Company Board as will give Parent representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to the number of directors designated by Parent and elected or appointed to the Company Board pursuant to this sentence) multiplied by (ii) the percentage that such number of shares of Company Common Stock beneficially owned by Parent, Merger Sub or any of their Affiliates (including, for purposes of such percentage, the shares of Company Common Stock that are accepted for payment pursuant to the Offer and that the aggregate Offer Price has been deposited for) bears to the total number of shares of Company Common Stock then outstanding, and the Company shall use commercially reasonable efforts to, upon Parent’s request and subject to the terms of the Company Certificate and the Company Bylaws, promptly, at Parent’s election, either increase the size of the Company Board or seek and accept the resignation of such number of directors as is necessary to enable Parent’s designees to be elected to the Company Board and to cause Parent’s designees to be so elected. At such times, subject to Section 7.5(c), the Company will cause individuals designated by Parent to constitute the number of members of each Committee of the Company Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Company Board, other than any Committee established to take action under this Agreement which Committee shall be composed only of directors who qualify as independent for purposes of the continued listing requirements of the NASDAQ.

(b) The Company’s obligation to appoint designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all action required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this Section 7.5, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations under this Section 7.5 and the federal securities Laws. Parent shall provide to the Company, and shall be solely responsible for, the information and consents with respect to Parent and its designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

(c) In the event that Parent’s designees are elected or designated to the Company Board, then, until the Effective Time, the Company shall use its commercially reasonable efforts to cause the Company Board to have at least three (3) directors who each are directors of the Company on the date hereof or their successors (such directors, the “Continuing Directors”); provided, however, that, if any Continuing Director is unable to serve due to resignation, death or disability or any other reason, the remaining Continuing Directors shall be entitled to elect or designate another individual (or individuals) (provided, that no such individual is an employee of the Company or any of its Subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director remains prior to the Effective Time, a majority of the members of the Company Board at the time of the execution of this Agreement shall be entitled to designate three persons to fill such vacancies; provided, that such individuals shall not be employees or officers of the Company, Parent or

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Merger Sub and shall be reasonably satisfactory to Parent, and such persons shall be deemed independent directors for purposes of this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, following the Control Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors (in addition to the approval rights of the Company Board or the stockholders of the Company as may be required by the Company Certificate, the Company Bylaws or applicable Law) shall be required to (i) authorize any contract between the Company and any of its Subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates (other than the Company and any of its Subsidiaries), on the other hand, (ii) amend or terminate this Agreement on behalf of the Company, (iii) use or waive any of the Company’s rights or remedies hereunder, (iv) extend the time for performance of Parent’s or Merger Sub’s obligations hereunder, (v) amend the Company Certificate or Company Bylaws if such action would adversely affect the Company’s stockholders (other than Parent or Merger Sub) or (vi) take any other action by the Company in connection with this Agreement or the transactions contemplated hereby required to be taken by the Company Board, or (vii) take any other action adversely affecting the rights of the stockholders of the Company (other than Parent or Merger Sub). The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by the Continuing Directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of this Agreement.

7.6	Efforts to Complete Transactions.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) prepare and make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and applicable foreign Competition Laws with respect to this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, as promptly as reasonably possible and (ii) use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, including, without limitation, using its commercially reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Company Contracts as are necessary for the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their commercially reasonable efforts to take all such action.

(b) To the extent not prohibited by applicable Law, each party shall use its commercially reasonable efforts to furnish to the other parties all information required for any application or other filing to be made pursuant to any applicable Laws in connection with this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger. Parent and the Company shall give each other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any

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Governmental Entity regarding any such filings or any such transaction. The parties hereto agree that both Parent and the Company shall be represented at all in-person meetings and in all substantive conversations with any Governmental Entity regarding the matters set forth in this Section 7.6, except if, and to the extent that, any Governmental Entity objects to any party’s being represented at any such meeting or in any such conversation and such objection has not been withdrawn after the parties have used their commercially reasonable efforts to contest such objection. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act and applicable foreign Competition Laws. Parent shall take the lead in coordinating any filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act and applicable foreign Competition Laws. Each of the Company and Parent will request early termination of the waiting period with respect to the transactions contemplated by this Agreement under the HSR Act. Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Competition Laws, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to contest and resist any action or proceeding, including any administrative or judicial action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, including, without limitation, by pursuing all available avenues of administrative and judicial appeal, unless Parent determines, in its reasonable discretion after consulting with the Company, that litigation is not in its best interests or unless the Company determines, in its reasonable discretion after consulting with Parent, that litigation is not in its best interests.

(d) In furtherance of the foregoing, Parent shall use its commercially reasonable efforts to resolve objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Competition Law with respect to the transactions contemplated hereby as promptly as reasonably practicable and in any event no later than the Termination Date.

(e) At the request of Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to its or its Subsidiaries’ ability to retain any of the businesses, product lines or assets of the Company or any of its Subsidiaries, provided that any such action is conditioned upon the consummation of the Offer and the Merger.

(f) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose, transfer or hold

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separate, or cause any of its Subsidiaries to dispose, transfer or hold separate any assets or operations, or to commit or to cause the Company or any of its Subsidiaries to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause the Company or any of its Subsidiaries to discontinue offering any product or service; or (iii) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of the Company or any of its Subsidiaries.

(g) Each of the parties hereto agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NASDAQ and to terminate registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Effective Time of the Merger.

7.7	Access to Information; Confidentiality.

(a) Subject to the Confidentiality Agreement and applicable Law, upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (collectively, “Parent Representatives”) reasonable access, during normal business hours and upon reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, accountants, consultants, Representatives, plants, properties, contracts, commitments, books and records and, during such period, shall (and shall cause each of its Subsidiaries to) furnish or make available reasonably promptly to such Parent Representatives all information concerning its business, properties and personnel as may reasonably be requested; provided, however, that any such access shall be conducted in a manner that does not materially interfere with the normal operations of the Company.

(b) Notwithstanding anything to the contrary set forth herein, nothing in this Section 7.7 shall require the Company to disclose any information that, in its sole and reasonable judgment, (i) it is not legally permitted to disclose or the disclosure of which would contravene any applicable Law or Order, (ii) the disclosure of which would jeopardize any attorney-client or other legal privilege or (iii) the disclosure of which would conflict with, violate or cause a default under any existing contract or agreement to which it is a party; provided, however, that to the extent that the Company or any of its Subsidiaries is restricted in or prohibited from providing any such access to any documents or data pursuant to any such contract or agreement for the benefit of any third party under the preceding clause (iii), each of the Company and any such Subsidiary shall use its commercially reasonable efforts (without being required to make any payments) to obtain any approval, consent or waiver with respect to such contract or agreement that is necessary to provide such access to such documents or data. Notwithstanding clause (ii) of the immediately preceding sentence, if any of the information or material furnished pursuant to this Section 7.7 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such

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material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under such privileges, this Agreement, and under the joint defense doctrine.

(c) In the event of the termination of this Agreement in accordance with Article IX, Parent and Merger Sub shall, and shall use commercially reasonable efforts to cause their respective Representatives to, return promptly every document furnished to them by the Company or any Representative of the Company in connection with the transactions contemplated hereby and all copies thereof in their possession, and cause any other parties to whom such documents may have been furnished promptly to return such documents and all copies thereof.

(d) The Confidentiality Agreement, dated as of October 12, 2010, as amended by the Exclusivity Agreement dated January 19, 2011 (the “Confidentiality Agreement”), by and between the Company and Parent shall continue to apply with respect to information furnished by the Company, its Subsidiaries and the Company’s Representatives hereunder.

7.8 Publicity. The parties shall consult with each other and shall mutually agree upon any press releases or public announcements pertaining to this Agreement, the Offer and the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except (i) as may be required by applicable Law or by obligations pursuant to any agreement with any national securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult with the other party before issuing any such press releases or making any such public announcements, it being understood that the final form and content of any such release or announcement, to the extent so required, will be at the final discretion of the disclosing party; provided, that each of Parent and the Company may include disclosures relating to this Agreement, and the transactions contemplated by this Agreement, including the Offer and the Merger, in its periodic filings with the SEC without seeking approval from, or consulting with, the other party so long as such disclosures are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party) and (ii) each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party). Notwithstanding the foregoing, this Section 7.8 shall not apply with respect to any press releases or public announcements regarding (A) disputes among the parties regarding this Agreement, or (B) any Acquisition Proposal or any Board Recommendation Change.

7.9	Indemnification of Directors and Officers.

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(a) All obligations of the Company or any Subsidiary of the Company to any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee, fiduciary or agent of the Company or any Subsidiary of the Company (collectively, the “Indemnified Parties”) in respect of advancement, indemnification or exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (A) applicable Law or the Company Certificate, Company Bylaws or other organizational documents of the Company or any Subsidiary of the Company as currently in effect, or (B) the indemnification agreements with directors, officers, employees, fiduciaries or agents of the Company or any Subsidiary of the Company referred to on Section 7.9 of the Company Disclosure Schedule, shall survive the transactions contemplated hereby and continue in full force and effect in accordance with their respective terms, in each case, whether or not the Company’s insurance covers all such costs. From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification, advancement and exculpation obligations. Without limiting the foregoing, Parent, from and after the Control Time until the later of (x) six years from the Effective Time and (y) the expiration of the statute of limitations applicable to the acts and omissions of the directors and officers of the Company up through and including the Effective Time, shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and advancement and indemnification than are set forth as of the date of this Agreement in the Company Certificate and Company Bylaws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from and after the Effective Time, Parent shall cause the Company and the Surviving Corporation to pay any expenses (including, but not limited to, fees and expenses of legal counsel, experts and litigation consultants, as well as any appeal bonds) of any Indemnified Party under this Section 7.9 (including in connection with enforcing the advancement, indemnity and other obligations referred to in this Section 7.9) as incurred to the fullest extent to which such Indemnified Party is entitled to such payment as of the date of this Agreement; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent, and only to the extent, required by applicable Law.

(b) From and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation, to the fullest extent to which such Persons are indemnified as of the date of this Agreement, to indemnify and hold harmless each Indemnified Party against all costs and expenses (including, but not limited to, fees and expenses of attorneys, experts and litigation consultants as well as any appeal bonds), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnified Party was, or was or is deemed to have status as, a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnified Party in the Indemnified Party’s capacity as a director, officer, employee, fiduciary or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A)

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or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the transactions contemplated hereby). In the event of any such claim, action, suit, proceeding or investigation, each of the Surviving Corporation and Parent shall cooperate in the defense of any such matter and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. An Indemnified Party shall have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.9 with counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent; provided, however, that Parent (i) shall be permitted to participate in the defense of such claim at its own expense and (ii) shall not be liable for any settlement effected without Parent’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that any claim for advancement or indemnification is asserted or made, all rights to advancement or indemnification in respect of such claim shall continue until the disposition of such claim. The Surviving Corporation and Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in successfully enforcing the indemnity and other obligations provided for in this Section 7.9.

(c) Parent shall bear the full cost of and shall cause the Company to maintain in effect, applicable on and after the Effective Time, for a period equal to six (6) years immediately following the Effective Time (such period, the “D&O Tail Period”), the current directors’ and officers’ liability insurance policies (including, but not limited to, both primary and any and all excess policies) maintained by the Company on the date hereof (the “D&O Policies”) covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (provided, that the Company shall, at Parent’s or the Company’s election, substitute therefor one or more prepaid, fully-earned and non-cancellable tail policies with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the individuals or the Company covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company); provided, however, that (i) in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.9(c) more than an amount per year of coverage equal to three hundred percent (300%) of current annual premiums paid by the Company for such insurance and (ii) in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums. Neither Parent nor the Surviving Corporation shall take, or allow to be taken, any action to terminate, or which could reasonably be expected to result in the termination of, the D&O Policies, during the D&O Tail Period.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall

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not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation, shall assume the obligations thereof set forth in this Section 7.9.

(e) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company as provided in the Company Certificate or Company Bylaws shall survive the Merger and shall continue in full force and effect. The provisions of this Section 7.9 are intended to be in addition to, and not in substitution for, any other rights available by law, charter, statute, by-law, agreement or otherwise, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The obligations set forth in this Section 7.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party and their heirs and representatives, without the affected Indemnified Party or other Person consenting in writing to such termination, amendment or modification (it being expressly agreed that the Indemnified Parties to whom this Section 7.9 applies shall be third party beneficiaries of this Section 7.9).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.9 is not prior to or in substitution for any such claims under such policies.

(g) Without limiting the generality of the foregoing, Parent and Surviving Corporation shall, jointly and severally, provide to Indemnified Parties any rights and benefits under any indemnification agreement with the Company or any of its Subsidiaries in effect as of the date hereof.

(h) Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 7.9.

7.10	Employee Matters.

(a) Parent shall, as of the Effective Time, provide to employees of the Company or any of its Subsidiaries as of the Closing who are employed with the Company or any of its Subsidiaries immediately prior to and immediately after the Effective Time (“Continuing Employees”) benefits pursuant to either (i) currently existing Employee Benefit Plans of the Company or (ii) employee benefit plans that Parent or any of its Subsidiaries sponsors, participates in, is a party to or contributes to; provided that nothing shall prohibit Parent or its Subsidiaries from amending or terminating any benefit plan, program or arrangement following the Effective Time or require participation of any Continuing Employee in any particular Employee Benefit Plan or employee benefit plan.

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(b) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which any Continuing Employee becomes a participant, Parent shall and shall use its commercially reasonable efforts to cause its third party insurers to provide that such Continuing Employee shall receive full credit for service with the Company or any of its Subsidiaries for purposes of eligibility to participate and vesting, to the same extent that such service was recognized as of the Closing Date under a comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated (but not for purposes of benefit accrual including, but not limited to, under any defined benefit pension plans, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time), except where the provision of such prior service credit would result in duplication of benefits.

(c) Parent shall (and shall use its commercially reasonable efforts to cause its third party insurers to) (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health or welfare benefit plan maintained by Parent or any of its Subsidiaries in which the Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were not satisfied or waived under the comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated and (ii) if a Continuing Employee commences participation in any health benefit plan of Parent or its Subsidiaries during calendar year 2011, to the extent practicable, cause any health benefit plan of Parent or its Subsidiaries in which the Continuing Employee participates after the Closing Date to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such calendar year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commences participation.

(d) Nothing in this Section 7.10 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan, or (ii) confer any rights or benefits on any person other than the parties to this Agreement.

7.11 Certain Notifications. Between the date of this Agreement and the earlier of the Effective Time or the date of termination of this Agreement pursuant to Article IX, each of the Company and Parent shall promptly, upon Knowledge of the Company or Knowledge of Parent, as applicable, thereof, notify the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, including the Merger, (ii) any notice or communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, including the Merger and (iii) any action or proceeding commenced or, to the Knowledge of the Company or Parent, threatened against the Company or Parent or any of their respective Subsidiaries which relates to the consummation of the transactions contemplated by this Agreement, including the Merger. Between the date of this Agreement and the earlier of the Effective Time or the date of termination of this Agreement pursuant to Article IX, each party shall promptly, upon Knowledge thereof, notify the other in writing of (a) the occurrence, or

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non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause (i) any representation or warranty contained in this Agreement made by such party (A) in the case of any representation or warranty made by Parent or Merger Sub, to be untrue or inaccurate in any material respect and (B) in the case of any representation or warranty made by Company, to be untrue or inaccurate such that the condition set forth in clause (iii)(B) of Annex A would not be satisfied or (ii) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in any material respect and (b) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.11 shall not limit or affect the remedies available hereunder to the party receiving such notice.

7.12 Further Assurances. Following the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Offer and the Merger.

7.13 Takeover Laws. The parties shall (a) use commercially reasonable efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, including the Offer and the Merger, and (b) if any state takeover Law or similar Law becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, including the Offer and the Merger, use commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated by this Agreement, including the Merger.

7.14 Section 16 Matters. Prior to the Effective Time, the Company shall take all such reasonable steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) resulting from the transactions contemplated by Article IV by each individual who is a director or officer of the Company, or who will upon the Effective Time become an officer or director of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.15 Voting Shares. Parent shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by it or any of its Subsidiaries, including Merger Sub, in favor of adoption of this Agreement and the transactions contemplated hereby, including the Merger, at the Stockholder Meeting if the Stockholder Meeting is held.

7.16 Company Compensation Arrangements. Prior to the Expiration Date, the Company (acting through the compensation committee of the Company Board) will take all such reasonable steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated

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under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its Subsidiaries with current or future directors, officers or employees of the Company or its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any current or future director, officer or employee of Company or its Subsidiaries, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 7.16.

7.17 No Control of the Company’s Business. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Control Time. Prior to the Control Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

7.18	Parent’s Financing.

(a) From the date hereof and continuing until the closing of the Offer and the Merger, Parent shall take, or cause to be taken, all reasonable actions to ensure that (i) the representation made in Section 6.8 of this Agreement is true and correct, and (ii) that Parent has sufficient liquid funds (through cash on hand, credit arrangements or otherwise) to pay all amounts payable by Parent hereunder, including, but not limited to, payment of the aggregate Offer Price and the Merger Consideration, (2) will have sufficient liquid funds (through cash on hand, credit arrangements or otherwise) to make all other necessary payments of fees and expenses in connection with the Offer, the Merger and the other transactions contemplated hereby, when and to the extent such payments are due from it, and (3) will have sufficient liquid funds (through cash on hand, credit arrangements or otherwise) to perform and discharge its obligations under this Agreement and in connection with the Offer, the Merger and the other transactions contemplated hereby, when and to the extent such obligations are required to be performed and discharged.

(b) None of Parent, Merger Sub and their respective Affiliates shall take, or cause to be taken, or facilitate or intentionally encourage, directly or indirectly, any action that would, or would be reasonably likely to, have the effect of impeding, frustrating or interfering with their ability to finance the Offer, the Merger and the other transactions contemplated hereby.

(c) Parent shall keep the Company reasonably apprised of the progress in effectuating its financing of the Offer, the Merger and the other transactions contemplated hereby, and promptly upon receipt thereof, shall furnish the Company with copies of any and all proposed and executed amendments to the Commitment Letter or other material financing agreements and such Commitment Letter and other financing agreements, as so amended, shall not contain any conditions to closing of the financing (“New Financing Conditions”) that were not contained in the Commitment Letter provided to the Company prior to the date hereof unless the New Financing Conditions are consented to in writing by the Company in its sole discretion.

(d) Promptly upon receipt by Parent, Parent shall deliver, or cause to be delivered, to the Company a true, correct and complete copy of the Commitment Letter, or other

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material financing agreements, entered into by Parent and/or Merger Sub after the date hereof and relating to the Offer, the Merger and the other transactions contemplated hereby.

(e) The Company will file its Current Report on Form 10-Q for the quarter ended January 30, 2011 no later than March 11, 2011.

(f) The Company shall provide, and shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide, all cooperation reasonably requested by Parent and/or the Lenders in connection with the financing transaction contemplated by the Commitment Letter; provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries) and that, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) make any representations or warranties to, or enter into any agreement, arrangement or understanding with any Lenders or other financing source or take any actions that could be reasonably expected to have any potentially adverse effect on the Company or any Subsidiary thereof, (3) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the financing contemplated by the Commitment Letter, or (4) be required to incur any other liability or obligation in connection with such financing; provided, further, that (I) all non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 7.18(f) shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to potential investors during syndication, subject to customary confidentiality undertakings by such potential investors and (II) the Company and its legal counsel shall be permitted a reasonable period to comment on any documents or other information circulated to potential financing sources that contain or are based upon any such non-public or other confidential information. Parent (A) shall promptly, upon request by the Company, reimburse the Company for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and their Representatives contemplated by this Section 7.18, (B) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any person prior to the Effective Time under, the financing contemplated by the Commitment Letter and (C) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of such financing and any information used in connection therewith. The indemnity provided for in the foregoing sentence shall be an independent obligation of Parent and shall not be offset against any obligations owed to it hereunder.

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ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction (or, to the extent permissible under applicable Law, waiver by the party entitled to the benefit thereof), at or prior to the Effective Time, of each of the following conditions:

(a) Stockholder Approval. If and to the extent required by the DGCL and the Company Certificate and Company Bylaws, this Agreement shall have been duly adopted by the affirmative vote of the stockholders of the Company in accordance with applicable Law; provided that Parent and Merger Sub shall, and shall cause any of their Affiliates to, vote all shares of Company Common Stock held by them in favor of this Agreement.

(b) No Injunctions or Restraints. There shall not be in effect any Law, temporary restraining order, executive order, decree, ruling, judgment or injunction or other Order of a court or Governmental Entity of competent jurisdiction (each a “Restraint”) prohibiting the consummation of the Merger or making the consummation of the Merger illegal; provided, however, that prior to invoking this Section 8.1(b), each party shall have used its commercially reasonable efforts to have such Restraint lifted.

(c) No Litigation. There shall not be pending or threatened any legal proceeding by a Governmental Entity challenging or seeking to restrain or prohibit the consummation of the Merger.

(d) Offer. Merger Sub shall have accepted for purchase and paid for all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer; provided, however, that neither Parent nor Merger Sub shall be entitled to assert the failure of this condition, if, in breach of this Agreement or the terms of the Offer, Merger Sub fails to purchase any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE IX

TERMINATION; WAIVER

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of the Company (subject to Section 7.5(d)) and Parent duly authorized by each of their board of directors.

9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Offer and Merger may be abandoned by Parent or the Company:

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(a) if the Offer Closing shall not have occurred on or before June 30, 2011 (the “Termination Date”), provided, however, that the right to terminate this Agreement under this Section 9.2(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of Merger Sub or its permitted assignee to have purchased all such shares validly tendered and not properly withdrawn pursuant to the Offer on or before the Termination Date; or

(b) if any Restraint enjoining, restraining, preventing or prohibiting the consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable and has the effect of making consummation of the Offer or the Merger illegal or otherwise restraining, preventing or prohibiting consummation of the Offer or the Merger; provided, however, that the right to terminate this Agreement under Section 9.2(b) shall not be available to a party if (i) the issuance of such final, non-appealable Restraint was primarily due to or primarily resulted from the failure of such party to perform its obligations under this Agreement or (ii) such party shall not have used its commercially reasonable efforts to have such Restraint lifted.

9.3 Termination by Parent. This Agreement may be terminated and the Offer and Merger may be abandoned by Parent if:

(a) prior to the Offer Closing, there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (x) would cause any of the conditions set forth in Annex A to not be satisfied, (y) shall have been notified by Parent in a written notice delivered to the Company, and (z) cannot be cured by the Termination Date or at least thirty (30) days shall have elapsed since the date of delivery of a written notice of such breach to the Company from Parent and such breach shall not have been cured in a manner such that such breach no longer results in the applicable condition set forth in Annex A not being satisfied, provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.3(a) if the Company’s breach or failure to perform any of its representations, warranties, covenants or other agreements contained in this Agreement was primarily due to the failure of Parent or Merger Sub to perform any of their obligations under this Agreement;

(b) a Board Recommendation Change shall have occurred;

(c) if the Company shall have materially breached any of its obligations under Section 7.2 which resulted in an Acquisition Proposal being announced, submitted or made; or

(d) since the date of this Agreement, there shall have occurred any Company Material Adverse Effect.

9.4 Termination by the Company. This Agreement may be terminated by the Company:

(a) if Parent or Merger Sub shall have (i) failed to commence the Offer within thirteen (13) Business Days following the date of this Agreement, (ii) terminated the Offer

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without having accepted all of the shares of Common Stock tendered for payment thereunder, (iii) failed to timely accept for payment and purchase all shares of Common Stock that have been validly tendered and not withdrawn pursuant to the Offer in accordance with Section 2.1 if all Tender Offer Conditions shall have been satisfied or waived as of the expiration of the Offer (including any extensions thereof), or (iv) shall have taken any of the actions set forth in clauses (i) through (viii) of the last sentence of Section 2.1(a) without the prior written consent or waiver of the Company;

(b) if, at any time prior to the Acceptance Date, Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (x) would cause any of the conditions set forth in Annex A to not be satisfied, (y) shall have been notified by the Company in a written notice delivered to Parent or Merger Sub and (z) cannot be cured by the Termination Date or at least thirty (30) days shall have elapsed since the date of delivery of a written notice of such breach from the Company to Parent or Merger Sub and such breach shall not have been cured in a manner such that such breach no longer results in the applicable condition set forth in Annex A not being satisfied; provided, however, that the right to terminate this Agreement under this Section 9.4(b) shall not be available to the Company if Parent’s or Merger Sub’s breach or failure to perform any of their respective representations, warranties, covenants or other agreements contained in this Agreement was primarily due to the failure of the Company to perform any of its obligations under this Agreement; or

(c) in order to enter into a definitive agreement with respect to a Superior Proposal at any time prior to the Acceptance Date; provided that (i) the Company has complied, in all material respects, with its obligations pursuant to the terms of Section 7.2, (ii) the Company Board has effected a Board Recommendation Change in compliance with the terms of Section 7.2(e) and (iii) concurrently with the termination of this Agreement, the Company pays Parent the Termination Fee in accordance with Section 9.5(c).

9.5	Effect of Termination.

(a) Any termination of this Agreement by Parent pursuant to this Article IX shall also constitute an effective termination by Merger Sub.

(b) In the event of the termination of this Agreement pursuant to this Article IX, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, this Agreement shall forthwith become null and void (other than the provisions of Section 7.7(d), Section 9.1, Section 9.2, Section 9.3, Section 9.4, this Section 9.5, Article X, and the Confidentiality Agreement in accordance with its terms, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any party hereto (or any directors, officers, employees, agents, legal and financial advisors or other representatives and Affiliates of such party except to the extent that the Company is required to pay the Termination Fee pursuant to the provisions of paragraph (c) of this Section 9.5; provided, however, that, subject to the provisions of paragraph (d) of this Section 9.5, nothing contained in this Section 9.5 shall relieve any party from liability or damages incurred or suffered by a party for any fraud or any knowing or intentional breach of its covenants and agreements contained in this Agreement.

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(c) In the event that:

(i) this Agreement is terminated by Parent pursuant to Section 9.3(b) (Board Recommendation Change);

(ii) this Agreement is terminated by Parent pursuant to Section 9.3(c) (Breach of No-Shop);

(iii) this Agreement is terminated by the Company pursuant to Section 9.4(c) (Acceptance of Superior Proposal); or

(iv)(A) an Acquisition Proposal shall have been publicly disclosed after the date hereof and not withdrawn prior to the termination of this Agreement, and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.2(a) (Termination Date) and (C) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to, or recommends to its stockholders, an Alternative Transaction with a Third Party or an Alternative Transaction is consummated with a Third Party;

then, in any such event under clauses (i), (ii) and (iii) above, concurrently with such termination, and, in the case of clause (iv) above, concurrently with the earlier of the execution of such definitive agreement or the consummation of such Alternative Transaction, the Company shall make payment to Parent by wire transfer of same day funds to an account designated by Parent a fee in an amount equal to $9,440,000 (the “Termination Fee”); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. For the purposes of the foregoing Section 9.5(c) above, the term “Alternative Transaction” shall mean a transaction of a type described in the definition of “Acquisition Proposal” in Section 7.2 except that the references to “20%” in the definition of “Acquisition Proposal” in Section 7.2 shall be deemed to be references to “50%.”

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement; accordingly, if the Company fails to pay timely any amount due to Parent pursuant to this Section 9.5, it shall also pay any documented costs and expenses reasonably incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. or any successor thereto in New York City from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. Notwithstanding anything in this Agreement to the contrary (including paragraph (b) of this Section 9.5), in the event that the Termination Fee is paid in accordance with paragraph (c) of this Section 9.5, the payment of such Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub, and their respective subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the Company or any of its directors, officers, employees, Representatives or Affiliates with respect to (i) any loss or damage (including consequential, special, indirect or punitive damages) suffered, directly or indirectly, as a result of the failure of any transactions contemplated hereby, including the

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purchase of the shares of Common Stock pursuant to the Offer and the Merger, to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement.

(e) If this Agreement is terminated and the transactions contemplated hereby are abandoned as provided herein, then: (i) each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same; (ii) all confidential information received by Parent, Merger Sub or any of their Affiliates or respective Representatives shall be treated in accordance with the provisions of the Confidentiality Agreement, which shall survive the termination of this Agreement; and (iii) all filings, applications and other submission made to any Person, including any Governmental Entity, in connection with the transactions contemplated by this Agreement shall, to the extent practicable, be withdrawn from such Person.

9.6 Extension; Waiver. At any time prior to the Effective Time, each of Parent, Merger Sub and the Company (subject to Section 7.5) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement by the Company’s stockholders, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of such stockholders. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE X

MISCELLANEOUS

10.1 Payment of Expenses. Whether or not the Offer, the Merger or any other transactions contemplated by this Agreement shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby; provided that the Company and Parent shall share equally all filing fees payable pursuant to the HSR Act.

10.2 Non-Survival of Representations, Warranties, Covenants and Agreements; Survival of Confidentiality. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive beyond the earlier of (i) termination of this Agreement, or (ii) the Effective Time, except as provided in Section 9.5 and except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time (including without limitation Section 7.9) and/or the provisions of this

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Article X. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and materials delivered by any party hereunder.

10.3 Modification or Amendment. Subject to Section 7.5 and to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that (i) after Merger Sub purchases any Shares pursuant to the Offer, no amendment will be made that decreases the Merger Consideration, and (ii) after receipt of the Company Stockholder Approval, no amendment shall be made which by applicable Law or any applicable rule or regulation of any stock exchange requires further approval by the Company’s stockholders, without the approval of such stockholders.

10.4 Waiver. Subject to Section 7.5, at any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (1) extend the time for the performance of any of the obligations or other acts of the other, (2) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (3) subject to the requirements of applicable Law, waive compliance by the other parties with any of the agreements or conditions contained herein, except that the Minimum Condition may only be waived by Merger Sub with the prior written consent of the Company. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.5 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. In the event that any signature to this Agreement is delivered by facsimile transmission or by e-mail delivery of a portable document format (.pdf or similar format) data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflict of laws (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.7	Jurisdiction; Enforcement; Waiver of Jury Trial.

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(a) Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement, its negotiation, terms or performance, or the transactions contemplated hereby, or for recognition and enforcement of any judgment entered in any such action or proceeding shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereby irrevocably submit, for itself and in respect to its properties, generally and unconditionally, to the exclusive personal jurisdiction and venue of the aforesaid courts in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.8 or in such other manner as may be permitted by any method permitted by Delaware Law or any other jurisdiction in which a party is organized or has assets or operations shall be, and shall conclusively be deemed to be, valid and effective service upon each party thus served. Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave from any such Delaware state or federal court, as a defense, counterclaim or otherwise, in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, (i) the defense of sovereign immunity, (ii) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.7, (iii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iv) to the fullest extent permitted by applicable law that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the suit, action or proceeding is not maintainable in such court, (C) the venue of such suit, action or proceeding is improper or inappropriate and (D) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Delaware state or federal court. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Notwithstanding anything to the contrary expressed or implied in this Agreement, each party acknowledges and agrees that: (i) an action or proceeding to enforce or collect upon any order or judgment issued by any of the courts specified in Section 10.7(a) in any action or proceeding contemplated by Section 10.7(a) may be brought in any jurisdiction where such party, or any direct or indirect subsidiary of such party, is located or has assets; and (ii) each party irrevocably waives any objection to registration, exequatur, execution, enforcement or collection of any order or judgment within subclause (i) in any such enforcement or collection action or proceeding.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO

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INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

(d) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Any requirements for the securing or posting of any bond with such remedy are waived. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason.

10.8 Notices. Unless otherwise set forth herein, any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given (i) upon delivery, when delivered personally, (ii) one (1) Business Day after being sent by overnight courier or when sent by facsimile transmission (with a confirming copy sent by overnight courier) and (iii) three (3) Business Days after being sent by registered or certified mail, postage prepaid, as follows:

If to the Company:

Herley Industries, Inc.
3061 Industry Drive, Suite 200
Lancaster, PA 17603
Attn: John A. Thonet, Chairman
Facsimile No.: 717-735-8123

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With a copy to (which shall not constitute notice):

Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, PA 19103-6998 Attn: Lawrence A. Gross and Francis E. Dehel
Facsimile No.: (215) 569-5555

If to Parent or Merger Sub:

Kratos Defense & Security Solutions, Inc.
Attention: Chief Financial Officer
4820 Eastgate Mall
San Diego, California 92121
Attn: Deanna Lund
Fax No.: (858) 812-7303

With a copy to (which shall not constitute notice):

Paul, Hastings, Janofsky & Walker LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121
Attention: Deyan P. Spiridonov, Esq.
Teri E. O’Brien, Esq.
Fax No.: (858) 458-3005

or to such other Persons or addresses as may be designated in writing by the party to receive such notice.

10.9 Entire Agreement; Assignment. This Agreement (including the Annexes, Exhibits, Company Disclosure Schedule, Parent Disclosure Schedule, and the Confidentiality Agreement, and the other documents delivered pursuant hereto and the Confidentiality Agreement) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. There are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. This Agreement and any rights, interests and obligations hereunder may not be assigned by any of the parties hereto by operation of law or otherwise without the prior written consent of each of the other parties, and any attempted assignment without such consent shall be void and of no effect, except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent; provided, however, that no such assignment will relieve Parent from any of its obligations hereunder.

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10.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the rights, benefits and remedies granted to Indemnified Parties pursuant to Section 7.9 shall inure to the benefit of and be enforceable by the Indemnified Parties. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article IV relating to the payment of the Merger Consideration shall be enforceable by holders of certificates.

10.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.12 Disclosure Schedules. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement (in either case (i) or (ii), regardless of the absence of an express reference or cross-reference in a particular Section of this Agreement or a particular Section of either the Company Disclosure Schedule or Parent Disclosure Schedule), but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent. The disclosure of any matter in any section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to constitute an admission or indication by the disclosing party, or to otherwise imply, that any such matter is material for the purposes of this Agreement. No party shall use, either individually or in the aggregate, the fact of the inclusion of any such item or information in any sections of the Company Disclosure Schedule or the Parent Disclosure Schedule in any disagreement, dispute or controversy between the parties as to whether any obligation, item, information or matter is or is not material, or may give rise to a change or effect that could have a Company Material Adverse Effect or a Parent Material Adverse Effect. Nor shall any disclosure on a section be deemed to constitute an acknowledgment that any such matter is required to be disclosed. No disclosure on any section relating to a possible breach or violation of any contract or applicable Law shall be construed as an admission or indication that any breach or violation exists or has actually occurred. The disclosure of any matter in any section of either the Company Disclosure Schedule or the Parent Disclosure Schedule is not to be treated as constituting or implying any representation, warranty, assurance or undertaking by the disclosing party not expressly set out in this Agreement, nor to

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be treated as adding to or extending the scope of any of the disclosing party’s representations or warranties in this Agreement.

10.13 Parent Guarantee. Parent agrees to take all action necessary to cause Merger Sub and the Surviving Corporation, as applicable, to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub under this Agreement, the Offer, the Merger and the transactions contemplated hereby and thereby. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees the due, prompt and faithful performance and discharge by Merger Sub and the Surviving Corporation of each of the covenants, terms, obligations and undertakings that are required to be performed by Merger Sub and/or the Surviving Corporation under this Agreement, the Offer, the Merger and the transactions contemplated hereby and thereby, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Control Time and hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Merger Sub or the Surviving Corporation shall also be deemed to be a breach or failure to perform by Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance. This is a guarantee of payment and performance and not collectability. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 10.13.

10.14 Return of Exclusivity Payment. Within one Business Day of the earlier to occur of (a) the Acceptance Date and (b) the termination of the Agreement by (i) Parent pursuant to Section 9.3; or (ii) the Company pursuant to Section 9.4(c), the Company shall pay to Parent an amount equal to the Exclusivity Payment by wire transfer of same day funds to an account designated by Parent.

10.15 Certain Interpretations. For purposes of this Agreement:

(a) Unless otherwise specified, all references in this Agreement to Articles, Sections, Schedules and Exhibits shall be deemed to refer to Articles, Sections, Schedules and Exhibits to this Agreement.

(b) The table of contents and the Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(c) The words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

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(d) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(f) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(g) The words “made available” shall mean, with respect to any documents or other materials relating to the Company or its Subsidiaries, that such documents or other materials were either (i) actually delivered by the Company to Parent or its counsel, or were uploaded in the electronic data room organized by the Company in connection with the diligence investigation conducted by Parent at least two (2) Business Days prior to the date of this Agreement or (ii) filed by the Company with the SEC and available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, but only to the extent available in full without redaction on the SEC’s web site through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system two (2) days prior to the date of this Agreement.

(h) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(i) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

HERLEY INDUSTRIES, INC.

By:	/s/ John A. Thonet

Name:	John A. Thonet
Title:	Chairman of the Board

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

By:	/s/ Eric DeMarco

Name:	Eric DeMarco
Title:	President and Chief Executive Officer

LANZA ACQUISITION CO.

By:	/s/ Eric DeMarco

Name:	Eric DeMarco
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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ANNEX A

Conditions to the Offer

Capitalized terms used in this Annex A and not otherwise defined herein shall have the meanings assigned to them in the Agreement and Plan of Merger to which it is attached (the “Agreement”).

Notwithstanding any other provision of the Offer, Merger Sub shall not be required to accept for payment any shares of Company Common Stock tendered pursuant to the Offer, and, to the extent permitted by this Agreement, may amend or terminate the Offer if: (a) there shall not have been validly tendered and not properly withdrawn immediately prior to the expiration of the Offer that number of shares of Company Common Stock which represents at least a majority of the total outstanding shares of Company Common Stock on a Fully-Diluted Basis, but excluding shares of Company Common Stock tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the applicable time (“Minimum Condition”); (b) all applicable waiting periods under any applicable Competition Laws shall not have expired or been earlier terminated prior to the expiration of the Offer; (c) any other Necessary Consent shall not have been obtained; or (d) at any time after the date of this Agreement and prior to the Expiration Date, any of the following events shall occur and be continuing as of the Expiration Date:

(i) There shall be pending or overtly threatened any action brought by any Governmental Entity that is seeking to (A) impose material limitations on the ability of Parent or Merger Sub to exercise effectively full rights of ownership of any shares of Company Common Stock, including the right to vote any shares of Company Common Stock acquired by Merger Sub pursuant to the Offer or otherwise, on all matters properly presented to the Company’s stockholders, including, without limitation, the adoption of the Agreement and the approval of the transactions contemplated by the Agreement; (B) obtain material damages in connection with the Offer or the Merger; (C) impose material limitations or damages on the operations of the Company or its Subsidiaries, (D) impose material limitations on Parent’s ability to exercise effectively full rights of ownership over the operation of all or a material portion of Parent’s or the Company’s businesses or assets (whether held directly or through Subsidiaries), or to compel Parent or the Company to dispose or hold separate any material portion of the business or assets of Parent or the Company (whether held directly or through Subsidiaries), in either instance measured against the Company and its operations, taken as a whole, or (E) materially delay, restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or any of the other transactions contemplated by Article II or Article III of the Agreement;

(ii) There shall have been (A) any judgment, order or injunction entered or issued by any Governmental Entity of competent jurisdiction or (B) any applicable Law promulgated, enacted, entered, enforced, issued or amended by any Governmental Entity that would, or is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (A), (B), (C), (D) or (E) of clause (i) above;

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(iii)(A) the Company shall not have performed and complied in all material respects with its obligations under this Agreement required to be performed or complied with at or prior to the Expiration Date and such failure to so perform and comply has not been cured prior to the scheduled expiration of the Offer (including any extensions thereof), and (B)(1) the representations and warranties of the Company contained in the Agreement (other than the representations and warranties in Section 5.2) shall not be true and correct as of the date of this Agreement and as of the Expiration Date with the same effect as though made as of the Expiration Date, except (x) that the accuracy of representations and warranties that by their terms speak as of the date of the Agreement or some other date will be determined as of such date and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not have a Company Material Adverse Effect (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications contained therein); and (2) the representations and warranties of the Company set forth in Section 5.2 shall not be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Expiration Date;

(iv) a Company Material Adverse Effect shall have occurred since the date of the Agreement;

(v) a Board Recommendation Change shall have occurred; or

(vi) the Agreement shall have been terminated in accordance with its terms; and

(vii) the Company shall not have furnished Parent with a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer (solely in his or her capacity as officers of the Company without personal liability), attesting as of the Expiration Date, to the absence of the conditions set forth in items (iii), (iv) and (v) of this Annex A.

Subject to the terms and conditions of the Agreement and applicable Law, the foregoing conditions are for the sole benefit of Parent and Merger Sub (except for the Minimum Condition, which is also for the benefit of the Company) and may, solely to the extent permitted by Section 2.1 of this Agreement, be waived by Parent or Merger Sub, in whole or in part, at any time and from time to time prior to the Expiration Date, at the sole discretion of Parent or Merger Sub.

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Company Disclosure Schedule:

Section 1.1	Knowledge of the Company
Section 5.2(b)(i)	Company Options
Section 5.2(b)(ii)	Company Restricted Stock
Section 5.2(c)	Outstanding Warrants, Convertible Securities, etc.
Section 5.2(d)	Voting Trusts
Section 5.2(f)	Subsidiaries
Section 5.4(a)(ii)(B)	Filings and Consents
Section 5.5(c)	Financial Controls
Section 5.7(a)	Litigation
Section 5.7(b)	Governmental Orders
Section 5.10(c)	Benefits After Retirement
Section 5.10(g)	Change in Control and Excess Parachute Payments
Section 5.15(b)	Misappropriation of Intellectual Property
Section 5.16	Compliance with Laws and Orders
Section 5.17(b)	Export and Import Controls
Section 5.18(a)	Company Contracts
Section 5.18(c)(iii)	Company Government Contracts
Section 7.1	Conduct of Business
Section 7.9	Indemnification Agreements

Parent Disclosure Schedule:

Section 1.1	Knowledge of Parent
Section 6.3(b)	Filings and Consents